Exhibit 99.2

Management’s Responsibility for Financial Statements

The consolidated financial statements of IESI-BFC Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects.

IESI-BFC Ltd. maintains systems of internal accounting and administrative controls.  These systems are designed and operating effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board of Directors carries out this responsibility principally through their Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss auditing, internal controls, accounting policy, and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the external auditors and reports its findings before such statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Keith Carrigan (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Chief Financial Officer
February 23, 2010	February 23, 2010

Report of Independent Registered

Chartered Accountants

To the Board of Directors and Shareholders of

IESI-BFC Ltd.

We have audited the consolidated balance sheets of IESI-BFC Ltd. (formerly BFI Canada Ltd.) (the “Company”) as of December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive income, cash flows, equity, mezzanine equity and equity (deficiency) for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 23, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements.  As described in Note 3 to the consolidated financial statements, the Company has elected to report its financial results in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America.  As described in Note 5(a) the Company has retrospectively reflected the presentation and disclosure requirements of new guidance on accounting for non-controlling interests in consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated February 23, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 23, 2010

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Consolidated Balance Sheets

December 31, 2009 and December 31, 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	December 31, 2009	December 31, 2008
		(As adjusted Note 3)
ASSETS

CURRENT
Cash and cash equivalents	$4,991	$11,938
Accounts receivable (Note 7)	111,839	107,767
Other receivables	546	228
Prepaid expenses	18,276	19,597
Restricted cash (Note 8)	382	82
Other assets (Note 14)	770	—
	136,804	139,612

OTHER RECEIVABLES	1,213	394

FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	8,102	6,115

INTANGIBLES (Note 9)	100,917	119,898

GOODWILL (Note 10)	630,470	617,832

LANDFILL DEVELOPMENT ASSETS	7,677	8,589

DEFERRED FINANCING COSTS (Note 11)	9,358	9,936

CAPITAL ASSETS (Note 12)	439,734	408,681

LANDFILL ASSETS (Note 13)	661,738	621,862

OTHER ASSETS (Note 14)	1,574	—
	$1,997,587	$1,932,919

LIABILITIES

CURRENT
Accounts payable	$62,753	$54,134
Accrued charges (Note 15)	70,572	55,509
Dividends payable	11,159	2,337
Income taxes payable	6,278	1,387
Deferred revenues	13,156	10,800
Current portion of long-term debt (Note 16)	—	38,380
Landfill closure and post-closure costs (Note 17)	6,622	7,210
Other liabilities (Note 14)	8,312	—
	178,852	169,757

LONG-TERM DEBT (Note 16)	654,992	835,210

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	63,086	50,857

OTHER LIABILITIES (Note 14)	3,611	15,045

DEFERRED INCOME TAXES (Note 18)	81,500	64,348
	982,041	1,135,217

COMMITMENTS AND CONTINGENCIES (Note 22)

EQUITY (Note 19)

NON-CONTROLLING INTEREST	230,014	230,452

SHAREHOLDERS’ EQUITY
Common shares	1,082,950	868,248
Restricted shares	(3,928)	(3,756)
Paid in capital	2,118	633
Deficit	(214,898)	(193,135)
Accumulated other comprehensive loss	(80,710)	(104,740)
	785,532	567,250
	1,015,546	797,702
	$1,997,587	$1,932,919

Joseph H. Wright (signed)	James J. Forese (signed)
Non-Executive Chairman	Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2009 and 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share amounts)

	2009	2008
		(As adjusted Note 3)

REVENUES	$1,008,466	$1,046,803
EXPENSES
OPERATING	588,104	629,748
SELLING, GENERAL AND ADMINISTRATION	136,846	123,426
AMORTIZATION	156,702	168,859
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(198)	(862)
OPERATING INCOME	127,012	125,632
INTEREST ON LONG-TERM DEBT	34,225	51,490
NET FOREIGN EXCHANGE LOSS (GAIN)	276	(612)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS (Note 23)	(1,562)	9,990
CONVERSION COSTS (Note 2)	298	3,137
OTHER EXPENSES	162	123
INCOME BEFORE INCOME TAXES	93,613	61,504
INCOME TAX EXPENSE (RECOVERY) (Note 18)
Current	20,039	6,630
Deferred	19,846	(85)
	39,885	6,545
NET INCOME	53,728	54,959

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	25,049	47,088
Commodity swaps designated as cash flow hedges, net of income tax ($1,319) (2008 - $631)	2,717	(1,260)
Settlement of commodity swaps designated as cash flow hedges, net of income tax $110 (2008 - $nil)	(332)	—
COMPREHENSIVE INCOME	$81,162	$100,787

NET INCOME - CONTROLLING INTEREST	$47,062	$46,050
NET INCOME - NON-CONTROLLING INTEREST	$6,666	$8,909
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$71,092	$100,787
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$10,070	$—

Net income per weighted average share, basic	$0.64	$0.80
Net income per weighted average share, diluted	$0.63	$0.80
Weighted average number of shares outstanding (thousands), basic	73,892	57,706
Weighted average number of shares outstanding (thousands), diluted	85,020	68,843

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	2009	2008
		(As adjusted Note 3)

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$53,728	$54,959
Items not affecting cash
Restricted share expense	1,485	633
Write-off of landfill development assets	77	1,168
Accretion of landfill closure and post-closure costs	3,130	3,010
Amortization of intangibles	28,669	31,512
Amortization of capital assets	74,532	76,854
Amortization of landfill assets	53,501	60,493
Interest on long-term debt (deferred financing costs)	2,902	3,540
Net gain on sale of capital and landfill assets	(198)	(862)
Net (gain) loss on financial instruments	(1,562)	9,990
Deferred income taxes	19,846	(85)
Landfill closure and post-closure expenditures	(7,145)	(2,022)
Changes in non-cash working capital items (Note 20)	27,304	(20,709)
Cash generated from operating activities	256,269	218,481
INVESTING
Acquisitions (Note 6)	(27,385)	(59,134)
Restricted cash deposits	(382)	—
Restricted cash withdrawals	82	1,473
Investment in other receivables	(1,434)	—
Proceeds from other receivables	487	428
Funded landfill post-closure costs	(1,021)	(1,550)
Purchase of capital assets	(81,219)	(82,071)
Purchase of landfill assets	(41,057)	(59,024)
Proceeds from the sale of capital and landfill assets	4,487	2,001
Investment in landfill development assets	(1,530)	(3,626)
Cash utilized in investing activities	(148,972)	(201,503)
FINANCING
Payment of deferred financing costs	(2,106)	(3,283)
Proceeds from long-term debt	190,609	275,427
Repayment of long-term debt	(443,320)	(169,051)
Common shares issued, net of issue costs	209,264	(3)
Purchase of restricted shares or trust units	(172)	(3,756)
Dividends paid to share and participating preferred shareholders and distributions paid to unitholders	(70,849)	(117,055)
Cash utilized in financing activities	(116,574)	(17,721)
Effect of foreign currency translation on cash and cash equivalents	2,330	780
NET CASH (OUTFLOW) INFLOW	(6,947)	37

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	11,901
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,991	$11,938

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$4,991	$11,558
Cash equivalents	—	380
	$4,991	$11,938
Cash paid during the year for:
Income taxes	$16,785	$9,286
Interest	$33,428	$47,510

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Consolidated Statement of Equity

For the year ended December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive (loss) income	Non- controlling interest	Equity
Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					47,062		6,666	53,728
Dividends					(68,825)		(9,748)	(78,573)
Restricted share expense				1,485				1,485
Restricted shares purchased		(172)						(172)
Common shares issued, net of issue costs and income tax	213,942							213,942
Common shares issued on exchange of participating preferred shares (“PPSs”), net of issue costs	760						(760)	—
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						21,941	3,108	25,049
Commodity swaps designated as cash flow hedges, net of income tax						2,380	337	2,717
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(291)	(41)	(332)
Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Consolidated Statements of Mezzanine Equity and Equity (Deficiency)

For the year ended December 31, 2008 (in thousands of U.S. dollars)

	Mezzanine equity	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive (loss) income	Non-controlling interest	(Deficiency) Equity
	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)	(As adjusted Note 3)

Balance at December 31, 2007	$1,585,487	$—	$—	$—	$—	$(534,792)	$(150,568)	$—	$(685,360)
Net income						53,353		1,606	54,959
Dividends						(107,062)		(2,922)	(109,984)
Restricted share expense					253				253
Shares or trust units issued, net of issue costs and tax	(3)
Common shares acquired by U.S. LTIP	(1,996)
Fair value adjustments to trust units, PPSs and treasury units	(457,941)					457,941			457,941
Foreign currency translation adjustment	(94,569)						50,175		50,175
Reclassification (Note 19)	(1,030,978)	868,248	(3,756)		380	(62,575)	(3,087)	231,768	1,030,978
Commodity swaps designated as cash flow hedges, net of income tax							(1,260)		(1,260)
Balance at December 31, 2008	$—	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.     Organization

IESI-BFC Ltd. (the “Corporation”) was incorporated May 20, 2009 under the provisions of the Business Corporations Act (Ontario).  Effective May 27, 2009, IESI-BFC Ltd. amalgamated with BFI Canada Ltd. (“BFI Canada”).  On July 25, 2008, BFI Canada sold and transferred its sole outstanding common share to BFI Canada Income Fund (the “Fund”) and issued an additional ninety-nine common shares for cash consideration of ninety-nine Canadian dollars.  On August 18, 2008 the Fund’s Board of Trustees approved a transaction providing for the reorganization of the Fund’s structure from an income trust to a corporation through a plan of arrangement (Note 2).  The plan of arrangement was approved by the Fund’s unitholders at a special meeting held on September 25, 2008 and was approved by the Ontario Superior Court of Justice, effective October 1, 2008.  The common shares of BFI Canada began trading on the Toronto Stock Exchange on October 2, 2008 and the Fund’s trust units were concurrently delisted.  On June 5, 2009, the Corporation commenced trading on the New York Stock Exchange (“NYSE”) and closed its United States (“U.S.”) public offering on June 10, 2009.  Effective June 30, 2009 the Fund was wound up in accordance with the provisions of the Income Tax Act (Canada).

The Corporation, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.     Conversion

Pursuant to the plan of arrangement, unitholders of the Fund received one common share of BFI Canada for each trust unit held on the effective date of conversion, October 1, 2008.  The Class A unit held by IESI Corporation (“IESI”), an indirect subsidiary of Corporation, was redeemed by the Fund for ten Canadian dollars and BFI Canada issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars.  PPSs issued by IESI remain outstanding and are exchangeable into common shares of the Corporation on a one for one hundred basis, instead of trust units of the Fund.  The consolidated financial statements of the Corporation have been prepared applying continuity of interests accounting.  With the exception of the December 31, 2008 consolidated balance sheet and results of operations and cash flows for the period October 1, 2008 to December 31, 2008, the comparative figures presented herein are those of the Fund.

Share based compensation arrangements outstanding at the time of conversion, remained in effect post conversion.  Share based options to acquire trust units of the Fund were amended to share based options to acquire shares of the Corporation.  Similarly, restricted trust unit compensation awards which entitled certain management to trust units of the Fund were changed to entitlements of the Corporation’s shares.

Conversion costs represent professional fees incurred by the Corporation to execute the plan of arrangement and the wind-up of the Fund and other entities related to the previous structure.

3.     Change in Reporting Currency and Generally Accepted Accounting Principles

Effective January 1, 2009 the Corporation elected to report its financial results in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, all financial information contained in these consolidated financial statements for the year ended December 31, 2008, has been recast from Canadian to U.S. dollars, unless otherwise stated, and presented in accordance with U.S. GAAP.

Electing to report the Corporation’s consolidated financial position and results of operations in U.S. dollars improves comparability of its financial information with its peers and reduces foreign currency fluctuations in the Corporation’s reported amounts as a significant portion of its assets, liabilities and operations are conducted in the U.S., in U.S. dollars.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Although the Corporation has elected to report its results in accordance with U.S. GAAP and in U.S. dollars, the Corporation remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  The Corporation’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Corporation’s assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Corporation’s results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period.  Translating the Corporation’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Corporation’s functional currency, and re-translating these amounts to U.S. dollars, the Corporation’s reporting currency, has no translation impact on the Corporation’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Corporation’s reporting currency.  The resulting translation adjustments are included in other comprehensive income or loss.

The accounting policies outlined in Note 4 had been previously adopted in our supplemental note reconciliation of Canadian to U.S. GAAP which was included in our previously issued annual audited consolidated financial statements under the name BFI Canada Ltd. and were presented in accordance with Canadian generally accepted accounting principles and Canadian dollars for the year ended December 31, 2008.

4.     Summary of Significant Accounting Policies

These consolidated financial statements (“financial statements”) have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

Pursuant to the plan of arrangement (Note 2), unitholders of the Fund received one common share of BFI Canada for each trust unit held.  The exchange did not constitute a change of control.  Accordingly, the financial statements of the Corporation have been prepared applying continuity of interests accounting.  Continuity of interest accounting reflects the operating substance of the transaction, despite the change in legal structure, and results in certain comparative financial information of the Fund being presented as comparative financial information of the Corporation.  For the purpose of these financial statements, the term “Company” shall denote the results of operations for the Corporation and the Fund, and their respective subsidiaries, for all periods presented herein.

The financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable;  future earnings, income tax and other estimates used in the annual test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; the fair value of financial instruments; realization of deferred income tax assets; and deferred income tax assets and liabilities.  Accordingly, results may differ significantly from these estimates.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In June 2009, the Company received a certificate of authorization, permitting the Lachenaie landfill to receive 7.5 million cubic metres of waste over a period of five years at a rate of approximately 1.5 million cubic metres or 1.3 million tonnes of waste annually.  The certificate of authorization permits the Lachenaie landfill to continue operating for a total of 10 years.  However, the provincial Ministry, at their discretion, may limit the maximum allowable permitted waste received in the last five years of the certificate’s term.

The Company makes various estimates in the determination of estimated permitted airspace capacity.  These estimates, if not realized, could result in material adjustments to landfill assets, goodwill and landfill closure and post-closure costs.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term, highly liquid money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables may include direct finance lease and long-term finance receivables.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables.  Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

Long-term finance receivables are carried at cost plus unearned finance revenues.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower.  Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which the impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures.  Cash received in advance of certain permitted expenditures is not available for general Company purpose or use.  Accordingly, restricted cash amounts are classified as restricted cash on the Company’s consolidated balance sheet.  Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the consolidated statement of cash flows.

Intangibles

Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names, and all are deemed to have finite lives.  Finite life intangibles are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	2-13 years

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Goodwill

Goodwill is not amortized and is generally tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  The Company has identified its reporting units as its operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

The impairment test is a two step test.  The first test requires the Company to compare the fair value of a reporting unit to its carrying amount.  If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  When the carrying amount of the reporting unit’s goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, the Company has utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by the Company.  Accordingly, the Company compares the results derived from its fair value determination calculated using a discounted cash flow approach to other fair value measures which may include some of all of the following: operating income before amortization and net gain or loss on sale of capital and landfill assets multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Due to the inherent subjectivity in estimating fair value, a more pronounced and prolonged recession could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The annual impairment test was completed on April 30, 2009 and did not result in the recognition of an impairment loss.  In light of various economic and financial conditions, the Company reviewed the requirements to perform the test for impairment in advance of its next annual test in April 2010.  The Company’s review concluded that conditions were not present to require the Company to re-perform its test for impairment of goodwill.  The Company will continue to monitor both economic and financial conditions and re-perform its test for impairment as conditions warrant.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits.  Landfill development assets are capitalized to landfill assets once the asset is available for use and these costs are amortized on a per unit basis as landfill airspace is consumed.  Management periodically reviews the carrying values of landfill development assets for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which the impairment occurs and recorded to operating expense on the Company’s consolidated statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument.  Amortization of deferred financing costs is recorded to interest expense in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-10 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	3-10 years

The historical cost of acquiring an asset includes the cost necessarily incurred to bring it to the condition and location necessary for its intended use, which includes interest.  Interest costs attributable to the construction and development of certain qualifying capital assets are capitalized.  The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use.  Interest is capitalized at the Company’s weighted average cost of long-term debt.  Construction and development activities undertaken in Canada and the U.S. incur interest at a rate applicable to each region. Capitalized amounts are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

Interest is capitalized on certain qualifying landfill construction and development activities prior to the asset being available for use.  The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use.  Interest is capitalized at the Company’s weighted average cost of long-term debt.  Construction and development activities undertaken in Canada and the U.S. incur interest at a rate applicable to each region.

The cost of landfill assets, together with projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs.  The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•      Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•      It is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;

•      The Company has a legal right to use or obtain land associated with the expansion plan;

•      There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•      Management is committed to pursuing the expansion; and

•      Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Accrued insurance

The Company is self-insured for certain general and auto liability, and workers’ compensation claims.  Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred.  Self-insurance accruals are based on reported claims and claims incurred but not reported.  The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts.  Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  The Company makes various estimates in the determination of self-insured insurance accruals.  Changes in these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill after it ceases to accept waste are recognized at fair value over the landfill’s operating life representing the period over which the landfill accepts waste.  The Company develops estimates for closure and post-closure costs with input from its engineers and landfill and accounting personnel.  Estimates are reviewed at least once annually and consider the various regulations that govern each facility.  Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates for periods during or post waste acceptance.  Quoted market prices are not available to fair value landfill closure and post-closure costs.  Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that considers and incorporates assumptions marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates.  Inflation assumptions are based on management’s understanding of current and future economic conditions and the expected timing of expenditures.  An inflation factor of 2.0% (December 31, 2008 — 3.0%) and 2.5% (December 31, 2008 — 2.8%) has been used in the derivation of fair value estimates for the Company’s Canadian and U.S. landfills, respectively.  Fair value estimates are discounted back to their present value using the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.  The credit adjusted risk free rate is based on management’s understanding of current and future economic conditions and the expected timing of expenditures.  Accordingly, the Company has discounted landfill closure and post-closure costs using a credit adjusted risk free rate between 5.4% and 9.5% in Canada (December 31, 2008 — 5.4% and 9.5%) and 5.7% and 7.2% (December 31, 2008 — 5.7% and 7.2%) in the U.S.  Due to the inherent

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

uncertainty in making these estimates, actual results could differ.  In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure costs, but impacts subsequent fair value calculations.

Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities.  Accordingly, the Company has excluded any estimate of market risk premiums in the determination of fair value for landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate.  Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure costs as airspace is consumed.  The total obligation will be fully accrued at the time these facilities cease to accept waste and are closed.

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill.  These same costs are estimated and included in the Company’s landfill closure and post-closure accruals for all activities that occur post the landfill’s operating life.  Maintenance activities are generally required for a period of 30 years post waste acceptance.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time and is recognized as an operating expense in the consolidated statement of operations and comprehensive income or loss.  Accretion expense continues to be recognized post waste acceptance.

Income taxes

Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs.  Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.  Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits.   The Company recognizes interest related to uncertain tax positions and penalties in current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties.  The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable.  The Company’s revenues are not derived from multiple deliverables.  Revenue is recognized upon the collection of waste for collection customers under contractual service agreements.  Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company’s facilities.  The Company also earns revenue from the collection and sale of recycled materials and generation of electric power.  Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser.  Revenue earned from the sale of electric power or methane gas is under contract.  Revenue is recognized when the supply of electricity or methane gas is delivered to the purchaser.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues as presented in the consolidated statement of operations and comprehensive income or loss.

Deferred revenue relates to long-term collection contracts, under which advanced billing occurs, or cash is received prior to the services being performed.

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed.  The purchase price is further allocated to the fair value of non-controlling interest or the non-controlling interest’s proportionate share of the net identifiable assets, where applicable.  Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net identifiable assets acquired, subject to certain exceptions.  If aggregate consideration is less than the net identifiable assets acquired, a gain is recognized to net income on the date of acquisition.

The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis.  Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions.  For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition.  Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the date of acquisition.  Changes in events that occurred subsequent to the date of acquisition are not permissible measurement period adjustments.  Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders equity.  A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

For acquisitions completed prior to January 1, 2009, contingent consideration which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt, is recognized at fair value and is included in the purchase price allocation.  Consideration which is contingent on maintaining or achieving specified revenue or earning levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired.  To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions.  Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured.  Differences in the tax versus accounting basis of acquired net assets are recognized to income in the period of acquisition.  The Company recognizes acquisition and related costs in the period incurred.  Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against share capital on the Company’s consolidated balance sheet.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Advertising costs

Advertising costs of $2,303 (2008 - $2,805) are expensed as incurred and included in selling, general and administration expenses in the consolidated statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions to make royalty payments.  Royalty payments, and accrued amounts payable, are recorded to operating expenses on the consolidated statement of operations and comprehensive income or loss as incurred.

Impairment of long-lived assets

An impairment loss is recognized when events or circumstances indicate that the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  Any resulting impairment loss is recorded in the period in which the impairment occurs.  The Company has not recorded an impairment loss in the current or comparative year.

Mezzanine equity

Prior to the conversion of the Fund’s trust structure to a corporation (Note 2), trust units were redeemable by their holders at any time.  This redemption feature was required for the Fund to retain its Canadian mutual fund trust status.  Upon notification of redemption, trust unitholders were entitled to receive a price per trust unit equal to the lesser of: (i) 90% of the average closing market price calculated for the 10 days prior to the date the trust units were surrendered for redemption, and (ii) the closing market price on the date of redemption.  In accordance with the Fund’s Declaration of Trust, trust units redeemable for cash, in any given month, were limited to $50 Canadian dollars, which could have been waived at the discretion of the Fund’s Trustees.

Issued equity, which is redeemable for cash or other assets and is (a) redeemable at a fixed or determinable price on a fixed or determinable date, (b) redeemable at the option of the holder, or (c) redeemable upon the occurrence of an event that is not solely within the control of the issuer, is classified outside of permanent equity.  Accordingly, the Company classified trust units and participating preferred shares as mezzanine equity and recorded their values at their maximum redemption amount at each balance sheet date.  The increase or decrease resulting from valuing the trust units and participating preferred shares at their maximum redemption amount was recorded to deficit.  In addition, redemption value adjustments were recorded to mezzanine equity and were offset by an adjustment to deficit.

Exchangeable shares are included in the calculation of basic weighted average trust units outstanding.

Non-controlling interest

Non-controlling interest represents a direct non-controlling equity interest in the Company through IESI’s PPS holdings.  The non-controlling interest is entitled to dividends that are economically equivalent to dividends declared and paid by the Company.  PPSs are recorded at their exchange amount, which is measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represents the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and subsequently announced.  Exchanges of PPSs into shares of the Company are recorded at the carrying value of the PPSs at issuance net of net income or loss and dividends attributable to PPSs to the date of exchange for the period prior to January 1, 2009.  Subsequent to January 1, 2009, exchanges of PPSs into shares of the Company are recorded at the carrying value of the PPSs at issuance net of net income or loss, other comprehensive income or loss, and dividends attributable to PPSs to the date of exchange.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Share or trust unit based compensation

Share or trust unit based options

The Company has issued all share based options with stock appreciation rights.  Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the five day volume weighted average trading price of a share, over the option’s exercise price.

Share or trust unit based option appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date until the date of settlement.  The resulting compensation expense is recorded to selling, general and administration expense.  The Company has elected to recognize compensation expense on a straight line basis over the requisite service period for the entire award.  The Company considers estimated forfeitures in the determination of fair value.  Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions.  These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share or trust unit price over the expected term.  Changes in subjective assumptions can materially affect the estimated fair value of share or trust unit based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss.

Restricted shares

Share based compensation is recognized over the period in which employee services are rendered.  Restricted shares with graded vesting schedules are viewed as separate awards and are accounted for separately over the employee service period to the date of vesting.  Restricted shares are initially recorded to shareholders’ equity with the related expense recorded to selling, general and administration expense as the employee service period is satisfied.

Shares or trust units held by a rabbi trust

Prior to the conversion (Note 2), trust units of the Fund acquired for the benefit of the Company’s U.S. LTIP participants and held in a rabbi trust were classified as mezzanine equity.  The resulting deferred compensation obligation was recorded to accrued charges due to the redemption feature of the trust units.  Fair value changes in the deferred compensation obligation were recorded to selling, general and administration expense.

Subsequent to the conversion, common shares held in a rabbi trust are classified as treasury shares.  Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust.  A rabbi trust, as a grantor trust, requires that the assets held in the trust be available to satisfy the claims of general creditors in the event of bankruptcy.  The deferred compensation obligation is classified as a shareholders’ equity instrument and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations.  As U.S. LTIP participants draw shares of the Company from the rabbi trust, both the deferred compensation obligation and trust units acquired by the U.S. LTIP reduce by a similar amount.

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship, which are recognized in other comprehensive income or loss.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•      their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•      they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•      they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements, or old corrugated cardboard (“OCC”) hedges.  Gains or losses on these derivative instruments are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments, as a component of net income, with an offset to other assets or other liabilities on the Company’s consolidated balance sheet.

Embedded derivatives are components of a hybrid (combined) instrument that also includes a non-derivative host contract.  The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract.  An embedded derivative is separated from its host contract when all of the following conditions are met:

•      the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•      the separated instrument would meet the definition of a derivative; and

•      the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

Any gains or losses on embedded derivatives are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to other assets or other liabilities on the Company’s consolidated balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.  Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods, and is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income in a different period than the gains, losses, revenues and expenses of the hedged item.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions:

•                  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•                  the Company has designated that hedge accounting will be applied to the hedging relationship; and

•                  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy.  Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period.  Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment.  The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability in cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment.  The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: the maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective.  When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss.  If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.  Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods during which the hedged transaction affects net income.

Gains and losses arising from cash flow hedging relationships which the Company has not designated for hedge accounting are recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Foreign currency translation

The Corporation’s functional currency is the Canadian dollar.  Accordingly, the Company’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Company has concluded that its U.S. segments are self-sustaining foreign operations.  Self-sustaining foreign operations are translated using the current rate method.  Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date.  Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates.  The resulting translation adjustments are included in other comprehensive income or loss and are only included in the determination of net income when a reduction in the investment in these foreign operations is realized.  Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange losses or gains included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars.  The Company’s consolidated balance sheets are subsequently translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date.  The consolidated statements of operations and comprehensive income or loss and consolidated statement of cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.

Disposal of long-lived assets and discontinued operations

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs.  Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell.

5.              Changes in Accounting Policies

(a) Changes effective for the year ended December 31, 2009

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance on non-controlling interests in consolidated financial statements.  The guidance requires ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent’s equity.  The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income.  While the parent’s control is retained, the standard requires changes in the parent’s ownership interest to be accounted for similarly as an equity transaction.  Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment.  For the Company, the guidance is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively.  The Company has retrospectively reflected the presentation and disclosure requirements in its 2008 consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Business Combinations

In December 2007, FASB issued guidance on business combinations.  The guidance establishes the following: principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; how goodwill or a gain from a bargain purchase is recognized and measured in a business combination; and disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination.  The guidance outlines that acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed.  In addition, the guidance requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition.  Certain contingent consideration arrangements will result in fair value changes being recognized in earnings to the date of final settlement.  This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition).  This guidance is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

In April 2009, FASB issued a staff position which addresses the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies.  This guidance amends and clarifies the business combinations standard regarding application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

This position requires that an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.  If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated.  If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date.  In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP, as appropriate.  This guidance has been applied prospectively for acquisitions consummated on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, FASB issued guidance on disclosures of derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under derivative instruments and hedging activities guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This guidance is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation.  The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage.  Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit-risk-related contingent features and their impact on an entity’s liquidity is required.  For the Company, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on the Company’s financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Useful Life of Intangible Assets

In April 2008, FASB issued guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under goodwill and other intangibles guidance.  The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset.  Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement.  For the Company, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on the Company’s financial statements.

Subsequent Events

In May 2009, FASB issued guidance on subsequent events.  The guidance provides a general standard of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  For the Company, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on the Company’s financial statements.

Determining Fair Value

In April 2009, FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly.  This guidance also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  For the Company, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on the Company’s financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, FASB issued guidance on recognition and presentation of other-than-temporary impairments.  This guidance addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired.  An investment is impaired if the fair value of the investment is less than its amortized cost.

This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  For the Company, this guidance is effective June 30, 2009 and its adoption did not have any impact on the Company’s financial statements.

FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, FASB issued guidance on accounting standards codification and the hierarchy of generally accepted accounting principles.  This guidance is the source of authoritative U.S. GAAP recognized by FASB and applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  On the effective date of this guidance, the codification supersedes all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

FASB will not issue new standards in the form of statements, staff positions, or emerging issues task force abstracts. Instead, it will issue accounting standards updates.  FASB does not consider accounting standards updates as authoritative in their own right.  Accounting standard updates will serve only to update the codification, provide background information about the guidance, and provide the basis for conclusions related to change(s) in codification.

As originally issued, the hierarchy of generally accepted accounting principles identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of non-governmental entities that are presented in conformity with U.S. GAAP.  This guidance arranged these sources of GAAP in a hierarchy for users to apply accordingly.  The new guidance characterizes all guidance at the same level of authority.  The use of non-authoritative GAAP is permitted when authoritative GAAP is absent.

For the Company, this guidance is effective July 1, 2009 and its adoption did not have any impact on the Company’s financial statements.

Fair Value Measurements and Disclosures

In August 2009, FASB issued guidance on fair value measurements and disclosures.  This guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market for an identical liability is not available.  The guidance requires that an entity employ one or more valuation techniques using the following: the quoted price of the identical liability when traded as an asset, the quoted price for similar liabilities or similar liabilities when traded as an asset, or other valuation techniques consistent with existing fair value measurement guidance.  Other valuation techniques include using a present value technique or a market approach, which is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.  The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  For the Company, this guidance is effective October 1, 2009 and its adoption did not have any impact on the Company’s financial statements.

Stock Compensation - Escrowed Share Arrangements and the Presumption of Compensation

In January 2010, FASB issued an update to escrowed share arrangements and the presumption of compensation.  Historically, escrowed share arrangements involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory.  It was clarified that when evaluating whether the presumption of compensation has been overcome, the entity should consider the substance of the arrangement, including whether the arrangement was entered into for the purposes unrelated to, and not contingent upon, continued employment.  It was further clarified, that an escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation.  Adopting this guidance did not have any impact on the Company’s financial statements.

Accounting and Reporting for Decreases in Ownership of a Subsidiary

In January 2010, FASB issued guidance which clarifies the accounting and reporting by an entity for a change in its ownership interest in a subsidiary.  This guidance addresses decreases in ownership interests in a subsidiary or group of assets that is a business or non-profit activity, a subsidiary that is a business or non-profit activity that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitute a business or non-profit activity for a non-controlling interest in an entity (including an equity method investee or joint venture).  The guidance also requires a reporting entity to assess a decrease in ownership of a subsidiary even if the subsidiary is not a business or non-profit activity, and to consider the substance of the transaction causing the decrease in ownership interest.  In the absence of other guidance, the reporting entity should apply this guidance to decreases in its ownership interest in a subsidiary that is not a business or non-profit activity.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

This guidance also requires a reporting entity to disclose their valuation techniques for measuring their investments in subsidiaries or groups of assets, the nature of their continuing involvement in a subsidiary after it has been sold or spun off, and whether the transaction that resulted in the disposition of their interest in the subsidiary was with a business with which the company or its executives have financial ties.

This guidance is effective January 1, 2009 and its adoption had no impact the Company’s financial statements.

(b) Changes effective beyond December 31, 2009

Improving Fair Value Measurements and Disclosures

In January 2010, FASB issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation for fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Accounting for Distributions to Shareholders with Components of Stock and Cash

In January 2010, FASB issued guidance which clarifies that the stock portion of a distribution to shareholders, that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate, is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for the purpose of applying both equity and earnings per share guidance.  For the Company, this guidance is effective January 1, 2010 and its adoption is not expected to have any impact on the Company’s financial statements.

6.              Acquisitions

For the year ended December 31, 2009, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of two waste management companies in Canada and four in the U.S., each of which constitutes a business.  The Company also acquired selected waste collection assets from one waste management company in Canada.

For the year ended December 31, 2008, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of eight waste management companies, three in Canada and five in the U.S., each of which constitutes a business.

The Company considers all of these acquisitions “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations.  Goodwill arising from tuck-in acquisitions is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for the combined tuck-in acquisitions has not been disclosed as the acquired companies are immaterial individually and in aggregate.  The allocations of certain purchase prices, for various acquisitions completed in 2009, are absent final fair value adjustments.  Payment of contingent consideration, for acquisitions completed prior to 2009, for achieving various business performance targets is

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

also pending final adjustment.  Final fair value and contingent consideration adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded against the respective purchase price allocation.  The results of these acquisitions have been included in the financial statements from their respective closing dates.

The aggregate fair value of consideration paid and its allocation to the fair value of net assets acquired is as follows:

	December 31
	2009	2008
Consideration
Cash, including holdbacks (as applicable)	$25,491	$42,976

Net assets acquired
Accounts receivable	705	5,516
Intangibles (Note 9)	6,802	15,223
Goodwill	2,031	8,094
Capital assets	5,956	15,126
Landfill assets	16,027	—
Accounts payable	(1,259)	(897)
Landfill closure and post-closure costs	(4,771)	—
Other long-term liabilities	—	(86)
Total net assets acquired	$25,491	$42,976

Consideration by segment (including holdbacks (as applicable))
Canada	$1,698	$17,800
U.S. south	18,718	548
U.S. northeast	5,075	24,628
Total consideration	$25,491	$42,976

Goodwill recorded by segment
Canada	$867	$161
U.S. south	—	45
U.S. northeast	1,164	7,888
Total goodwill	$2,031	$8,094

For the year ended December 31, 2009, aggregate cash consideration amounted to $25,491.  For the year ended December 31, 2008, aggregate cash consideration amounted to $42,659 which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $1,894 (2008 - $16,475) (Note 22 (iv)).

Goodwill amounting to $2,031 (2008 - $8,094) is expected to be deductible for tax purposes.

Goodwill recognized on acquisitions is the result of benefits expected to arise from vertically integrating the acquired assets into the Company’s existing operations.  Integration increases the Company’s ability to internalize waste, densify collection routes, and employ its market-focused strategies.  Management anticipates that the integration of these acquisitions will have a positive impact on its operating results.

Proposed Transaction

On November 11, 2009, the Company executed a merger agreement with Waste Services, Inc. (“WSI”).  The agreement provides for the Company’s wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as the Company’s wholly-owned subsidiary.  The Company expects to complete the merger in the second calendar quarter of 2010, subject to, among other things, receipt of required WSI stockholder approval and regulatory approvals.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Pursuant to the merger agreement, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of the Company’s common shares for each share of WSI common stock, with cash paid in lieu of fractional shares.  This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger.

Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau.  The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

7.              Allowance for Doubtful Accounts

The following table illustrates the Company’s movement in its allowance for doubtful accounts for the year ended December 31, 2009.

	December 31
	2009	2008

Balance, beginning of the year	$5,562	$4,224
Net additions to allowance for doubtful accounts, during the year	3,948	4,733
Written-off, uncollectible, during the year	(6,368)	(3,685)
Recoveries, during the year	761	524
Foreign currency translation adjustment, during the year	155	(234)
Balance, end of year	$4,058	$5,562

8.              Restricted Cash

Restricted cash represents cash received from IRB drawings in advance of incurring the expenditure for which the IRBs are made available.  At December 31, 2009, $382 (December 31, 2008 - $82) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company’s U.S. northeast and U.S. south operations, for 2009 and 2008, respectively.

9.              Intangibles

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions

Customer collection contracts	$110,648	$101,623	$9,025	$342	4.46
Customer lists	110,658	36,156	74,502	5,801	6.20
Non-competition agreements	13,503	6,714	6,789	659	5.00
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—
	$249,346	$148,429	$100,917	$6,802

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Additions, net of adjustments	Weighted Average Amortization Period of Additions

Customer collection contracts	$92,861	$75,710	$17,151	$245	4.50
Customer lists	110,339	26,927	83,412	4,379	6.86
Non-competition agreements	12,943	4,068	8,875	173	5.00
Transfer station permits	10,545	1,674	8,871	6,134	20.00
Trade-names	3,988	2,399	1,589	34	—
	$230,676	$110,778	$119,898	$10,965

Adjustments to prior period acquisitions resulted in a $4,258 reduction in 2008 intangible asset additions.

Estimated remaining amortization expense for the Company’s intangibles in each of the five succeeding years and thereafter is as follows:

2010	$21,270
2011	17,664
2012	16,070
2013	13,911
2014	10,778
Thereafter	21,224
$100,917

10.       Goodwill

The following table outlines the changes in goodwill.

	December 31
	2009	2008
Goodwill, beginning of year	$617,832	$623,959
Goodwill recognized on acquisitions completed, during the year	2,031	8,094
Goodwill recognized in respect of prior period acquisitions, during the year	1,916	(2,376)
Foreign currency exchange adjustment, during the year	8,691	(11,845)
Goodwill, end of year	$630,470	$617,832

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.       Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing or amending long-term debt facilities.  The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$18,394	$9,036	$9,358

December 31, 2008	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$16,711	$6,775	$9,936

Amortization related to deferred financing costs for the year ended December 31, 2009 amounted to $2,902 (2008 - $3,540).

Estimated remaining amortization expense for the Company’s deferred financing costs in each of the five succeeding years and thereafter is as follows:

2010	$2,834
2011	2,433
2012	418
2013	261
2014	220
Thereafter	3,192
$9,358

12.       Capital Assets

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land and improvements	$50,420	$—	$50,420
Buildings and improvements	110,189	25,737	84,452
Vehicles and equipment	392,993	192,479	200,514
Containers and compactors	187,353	87,979	99,374
Furniture, fixtures and computer equipment	17,336	12,362	4,974
	$758,291	$318,557	$439,734

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Land and improvements	$47,361	$—	$47,361
Buildings and improvements	94,577	18,113	76,464
Vehicles and equipment	336,224	147,656	188,568
Containers and compactors	159,731	68,192	91,539
Furniture, fixtures and computer equipment	14,317	9,568	4,749
	$652,210	$243,529	$408,681

For the year ended December 31, 2009, capitalized interest in the period amounted to $18 (2008 - $nil).

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Landfill Assets

	December 31, 2009
		Accumulated
	Cost	Amortization	Net Book Value

Landfill assets	$1,016,030	$354,292	$661,738

	December 31, 2008
		Accumulated
	Cost	Amortization	Net Book Value

Landfill assets	$899,833	$277,971	$621,862

For the year ended December 31, 2009, capitalized interest in the period amounted to $2,043 (2008 - $2,409).

In June 2009, the Company received a certificate of authorization, permitting the Lachenaie landfill to receive 7.5 million cubic metres of waste over a period of five years at a rate of approximately 1.5 million cubic metres or 1.3 million tonnes of waste annually.  The certificate of authorization permits the Lachenaie landfill to continue operating for a total of 10 years.  However, the provincial Ministry, at their discretion, may limit the maximum allowable permitted waste received in the last five years of the certificate’s term.

Management is in compliance with the criteria it applies to determine future permitted airspace capacity.

14.  Other Assets and Other Liabilities

	December 31
	2009	2008

Other assets
Fair value of commodity swaps	$641	$—
Fair value of commodity swaps designated as cash flow hedges	1,703	—
	2,344	—
Less current portion of other assets	770	—
	$1,574	$—

Other liabilities
Fair value of interest rate swaps	$11,923	$12,965
Fair value of commodity swaps designated as cash flow hedges	—	1,891
Contingent acquisition payables	—	189
	11,923	15,045
Less current portion of other liabilities	8,312	—
	$3,611	$15,045

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

15.       Accrued Charges

Accrued charges are comprised of the following:

	December 31
	2009	2008

Payroll and related costs	$19,531	$16,013
Insurance	18,799	13,445
Franchise and royalty fees	4,301	4,250
Interest	5,224	6,190
Environmental surcharges	4,349	2,600
Provincial and state sales taxes	3,292	2,752
Acquisition and related costs	3,017	1,767
Property taxes	336	175
Share based compensation	2,383	167
Other	9,340	8,150
Accrued charges	$70,572	$55,509

16.       Long-term Debt

	December 31
	2009	2008

Term loan	$195,000	$195,000
Senior secured debentures, series A	—	38,380
Senior secured debentures, series B	55,418	47,362
Revolving credit facilities	295,574	488,848
IRBs	109,000	104,000
	654,992	873,590
Less current portion of long-term debt	—	38,380
	$654,992	$835,210

U.S. term loan and revolving credit facility

Effective October 1, 2008, the Company entered into a Sixth Amending Agreement to its Amended and Restated Revolving Credit and Term Loan Agreement.  The amending agreement simply recognizes the structural change from an income trust to a corporation (Note 2) and had no impact on committed amounts, maturity dates or pricing.

Effective August 6, 2008, the Company entered into a Fifth Amendment to its Amended and Restated Revolving Credit and Term Loan Agreement.  The Fifth Amendment extended the maturity of the U.S. revolving credit facility to January 21, 2012, increased the U.S. revolving credit facility commitment to $588,500 from $575,000, and decreased the accordion feature from $50,000 to $36,500.  In addition, the Fifth Amendment increased the applicable margin on the pricing grid by one quarter of one percent throughout.  All other significant terms remained unchanged.

The Company’s U.S. term loan is fully drawn.  At December 31, 2009, the interest rate applicable to $195,000 (December 31, 2008 - $195,000) outstanding under the term loan portion of the credit facility was EURO plus 175 basis points, or 1.99% (December 31, 2008 — 3.63%).

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The U.S. revolving credit facility is available to finance working capital requirements, qualifying capital expenditures, acquisitions, and for general corporate purposes.  The Company’s U.S. revolving credit facility makes available, net of letters of credit amounting to $123,700 (December 31, 2008 — $128,735), $339,300 at December 31, 2009 (December 31, 2008 — $96,265).  At December 31, 2009, $125,500 (December 31, 2008 — $363,500) was drawn on, and $241,906 (December 31, 2008 - $54,724) was immediately available for borrowing under the U.S. revolving credit facility.  The revolving credit facility bears interest at either Bank of America’s prime rate plus an applicable margin of 0.00% to 0.50% or at EURO plus an applicable margin of 1.50% to 2.50%.  Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee ranging from 0.375% to 0.50%.  At December 31, 2009, the interest rate applicable to $115,000 (December 31, 2008 — $350,000) outstanding under the revolving credit facility was EURO plus 175 basis points, or 2.03% (December 31, 2008 — 3.13%), and the interest rate applicable to the remaining balance of $10,500 (December 31, 2008 - $13,500) outstanding there under was Bank of America’s prime rate plus applicable margin, or 3.25% (December 31, 2008 — 3.25%).   At December 31, 2009, the Company’s standby fee was 0.50% (December 31, 2008 — 0.50%).

The term loan and revolving credit facility both mature on January 21, 2012.  The term loan and revolving credit facility are secured by a first priority perfected security interest over all assets of IESI and its subsidiaries and includes all of the equity interests of IESI’s direct and indirect subsidiaries and all of IESI’s common shares.

The Company’s U.S. term loan and revolving credit facility contains a restrictive covenant which limits IESI’s ability to pay a dividend subject to a financial threshold measure.  At present there are no limitations on IESI’s ability to pay dividends.

As a condition of borrowing, the Company is required to have long-term debt, or have entered into interest rate swaps, on a fixed rate basis, for not less than 40% of total funded debt.  Accordingly, the Company has entered into the following interest rate swaps as outlined in the table below:

	December 31, 2009
Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Senior secured debentures, series A and B (“debentures”)

On June 25, 2004, BFI Canada Inc. (“BFI”), an indirect subsidiary of the Company, issued Canadian dollar (“C$”) $47,000 senior secured, series A debentures, bearing interest at 6.123% and C$58,000 senior secured, series B

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

debentures, bearing interest at 7.015%.  Interest on each series of debenture is payable quarterly in arrears, commencing on September 26, 2004.  The series A and B debentures are payable in full on June 26, 2009 and June 26, 2014, respectively.  The debentures are redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin on either series of debenture.  The debentures are secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of the Company and its subsidiaries.  The debentures rank equally with the Company’s Canadian revolving credit facility.

On June 26, 2009, the Company’s series A debenture matured and was repaid.  The Company drew on available capacity from its Canadian revolving credit facility to repay the series A debenture.

Canadian revolving credit facility

Effective June 30, 2009, the Company entered into a Fifth Amended and Restated Credit Agreement.  The fifth agreement simply recognizes the wind-up of the Fund and Ridge Landfill Trust and other reorganizational changes.  Entering into the fifth agreement had no impact on committed amounts, maturity dates or pricing.

Effective October 1, 2008, the Company entered into a Fourth Amending Agreement to its Fourth Amended and Restated Credit Agreement.  The amending agreement simply recognized the structural change from an income trust to a corporation and had no impact on committed amounts, maturity dates or pricing.

Effective July 30, 2008, the Company entered into a Third Amending Agreement to its Fourth Amended and Restated Credit Agreement.  The Third Amending Agreement increased the Canadian revolving credit facility commitment from C$150,000 to C$305,000 and decreased the accordion feature from C$50,000 to C$45,000.  In addition, the Third Amending Agreement increased the pricing grid by one quarter of one percent and modified one financial covenant.  All other significant terms remained unchanged.

The revolving credit facility is available to finance working capital requirements, qualifying capital expenditures, and acquisitions.  At December 31, 2009, C$178,000 (December 31, 2008 — C$153,500) is drawn on the revolving credit facility.  The Company’s remaining availability under its Canadian revolving credit facility at December 31, 2009, net of letters of credit totaling C$39,282 (December 31, 2008 — C$24,916), amounts to C$87,718 (December 2008 - C$126,584).  At December 31, 2009, C$87,718 (December 31, 2008 - C$88,095) was immediately available for borrowing under the revolving credit facility.  Unused revolving credit facility commitments are subject to a standby fee ranging from 0.275% to 0.50%.  At December 31, 2009, the Company’s standby fee was 0.325% (December 31, 2008 — 0.325%).  Revolving credit facility advances bear interest at Canadian bank prime plus a spread of 0.125% to 1.125%, bankers’ acceptances plus a spread of 1.125% to 2.125% or LIBOR plus a spread of 1.125% to 2.125%.  At December 31, 2009, revolving credit facility advances were principally priced at the bankers’ acceptances rate of 0.45%, plus a spread of 1.375% (December 31, 2008 — 1.57%, plus a spread of 1.375%).  The facility is secured by a first priority perfected security interest over all personal and real property of BFI and its subsidiaries and the shares and trust units of the Company and its subsidiaries.  The facility ranks equally with the senior secured, series B debenture.

The revolving credit facility matures on May 30, 2011.

IRBs

On December 1, 2009, the Company entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“2009 Seneca IRB Facility”).  The 2009 Seneca IRB Facility makes $90,000 available to fund a portion of the landfill construction and equipment expenditures at the Company’s Seneca Meadows landfill.  The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index (“SIFMA Index”).  Interest is payable monthly in arrears, commencing on February 1, 2010.  At December 31, 2009, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.35%.  The 2009 Seneca IRB Facility matures on December 1, 2039 and is

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

guaranteed by IESI.  At December 31, 2009, $5,000 was drawn under this facility and $382 (December 31, 2008 - $nil) was restricted (Note 8).

On March 1, 2007, the Company entered into a 15-year agreement with the Mission Economic Development Corporation, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“TX IRB Facility”).  The TX IRB Facility makes $24,000 available to fund a portion of landfill construction activities, and equipment, vehicle, and container expenditures in the Company’s Texas operations.  The TX IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on May 1, 2007.  At December 31, 2009, the daily interest rate applicable to the TX IRB Facility was 0.28% (December 31, 2008 — 3.28%).  The TX IRB Facility matures on April 1, 2022 and is secured by a letter of credit in the amount of the drawn facility.  At December 31, 2009, $24,000 (December 31, 2008 — $24,000) has been drawn under this facility and $nil (December 31, 2008 - $82) was restricted (Note 8).

On November 16, 2006, the Company entered into a 22-year agreement with the Pennsylvania Economic Development Financing Authority, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“PA IRB Facility”).  The PA IRB Facility makes $35,000 available to fund a portion of landfill construction, equipment, vehicle, and container expenditures in the Company’s Pennsylvania operations.  The PA IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on December 1, 2006.  At December 31, 2009, the daily interest rate applicable to the PA IRB Facility was 0.25% (December 31, 2008 — 3.65%).  The PA IRB Facility matures on November 1, 2028 and is secured by a letter of credit in the amount of the drawn facility.  At December 31, 2009, $35,000 (December 31, 2008 — $35,000) was drawn under this facility.

On October 20, 2005, the Company entered into a 30-year agreement with the Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“2005 Seneca IRB Facility”).  The 2005 Seneca IRB Facility makes $45,000 available to fund a portion of Seneca Meadows landfill construction and equipment expenditures.  The 2005 Seneca IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on November 1, 2005.  Effective August 1, 2008, the Company remarketed its 2005 Seneca IRB Facility.  The amended and restated 2005 Seneca IRB Facility, which originally bore interest at LIBOR less an applicable discount, bears interest at 6.625% for a term of 5 years.  The 2005 Seneca IRB Facility matures on October 1, 2035 and is guaranteed by IESI.  At December 31, 2009, $45,000 (December 31, 2008 — $45,000) was drawn under this facility.

The Company is subject to restrictions included in its various long-term debt financing agreements.  At December 31, 2009 the Company is in compliance with all restrictions included therein.

Interest on long-term debt amounted to $34,225 (2008 - $51,490).  Interest on long-term debt includes deferred financing cost amortization (Note 11) and excludes capitalized interest (Notes 12 and 13).

Principal repayments required in each of the next five years ending December 31 and thereafter are as follows:

2010	$—
2011	170,074
2012	320,500
2013	—
2014	55,418
Thereafter	109,000
$654,992

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

17.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the fair value of landfill closure and post-closure costs, outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile beginning and ending landfill closure and post-closure cost accruals.

		December 31, 2009
Fair value of legally restricted assets		$8,102
Undiscounted closure and post-closure costs		$446,334
Credit adjusted risk free rates - Canadian segment landfills		5.4% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills		5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2010		$6,622
2011		7,141
2012		7,397
2013		6,850
2014		9,761
Thereafter		408,563
		$446,334

	December 31
	2009	2008

Landfill closure and post-closure costs, beginning of year	$58,067	$59,552
Provision for landfill closure and post-closure costs, during the year	15,005	8,164
Accretion expense, during the year	3,130	3,010
Landfill closure and post-closure expenditures, during the year	(7,145)	(2,022)
Disposal of landfill closure and post-closure costs, during the year	(1,343)	—
Landfill closure and post-closure cost acquired, during the year	4,771	—
Revisions to estimated cash flows, during the year	(4,392)	(8,260)
Foreign currency translation adjustment, during the year	1,615	(2,377)
	69,708	58,067
Less current portion of landfill closure and post-closure costs	6,622	7,210
Landfill closure and post-closure costs, end of year	$63,086	$50,857

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill.  The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly.  At December 31, 2009, funded landfill post-closure costs, representing the fair value of legally restricted assets, total $8,102 (December 31, 2008- $6,115).  At December 31, 2009, $8,102 (December 31, 2008 - $6,034) was deposited into the social utility trust with the balance, $nil (December 31, 2008 - $81) remaining unfunded and included in accounts payable.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

At December 31, 2009, the Company has an accrued environmental liability of $13,366 (December 31, 2008 - $8,918).  The accrued environmental liability is included in landfill closure and post-closure costs and relates to an inactive landfill which the Company acquired on the acquisition of IESI and provisions for wetlands mitigation at the Seneca Meadows landfill.  The estimated costs have a total undiscounted value amounting to $15,687 (December 31, 2008 - $10,788).

18.  Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income and income tax expense (recovery) recorded in the consolidated statement of operations and comprehensive income.

	December 31
	2009	2008

Income before income taxes	$93,613	$61,504
Income tax expense at the combined basic rate	29,613	19,374
Tax on income attributable to trust unitholders and non-controlling interest	—	(13,004)
Large corporation and state tax	4,138	2,287
Withholding tax on foreign dividends and interest	1,032	—
Tax on other non-deductible expenses	1,038	601
Revision to unutilized tax loss carryforwards, tax base of capital assets and tax rates	3,576	(751)
Other	488	(1,962)
Income tax expense at the combined basic rate	$39,885	$6,545

	December 31
	2009	2008

Deferred income tax assets
Unutilized tax loss carryforwards, net of valuation allowances	$95,549	$34,984
Deferred financing costs and offering expenses	4,047	332
Accounting provisions not currently deductible for tax	37,731	30,937
Other	3,935	1,080
	141,262	67,333

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	30,377	29,422
Carrying value of intangibles and landfill assets in excess of tax value	188,818	97,888
Carrying value of deferred financing costs in excess of tax value	3,337	3,545
Other	230	826
	222,762	131,681
Net deferred income tax liabilities	$81,500	$64,348

Net deferred income tax liabilities, totaling $81,500 (2008 - $64,348), is comprised of net deferred income tax liabilities in Canada amounting to $4,570 (2008 — $3,492) and net deferred income tax liabilities in the U.S. amounting to $76,930 (2008 - $60,856).

In September 2009, we received final approval from the Internal Revenue Service for a change to the tax depreciation method for all U.S. landfills.  This change increased the existing federal losses available for carryforward by approximately $251,700 and resulted in a like change to the carrying value of landfill assets in excess of tax value.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The components of domestic and foreign income before income taxes and domestic and foreign income taxes are as follows:

	2009	2008
Income before income taxes
Canada	$60,979	$57,016
U.S.	32,634	4,488
	$93,613	$61,504

Current income tax expense
Canada	$18,483	$3,345
U.S.	1,556	3,285
	20,039	6,630
Future income tax expense (recovery)
Canada	5,153	1,707
U.S.	14,693	(1,792)
	19,846	(85)
Total income tax expense	$39,885	$6,545

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at December 31, 2009 and 2008.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2009 in Canada and from 1997 to 2009 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Subsidiaries of the Company have unutilized tax losses amounting to $226,577 (2008 - $67,732) which expire 2012 to 2028.  The realization of the deferred income tax assets, net of a $860 (2008 - $3,840) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $95,549 (2008 - $34,984), is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Based on management’s estimate of projected future taxable income and tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry.

On the Company’s acquisition of IESI, IESI issued a $160,000 intercompany note payable (“U.S. note”).  Effective August 28, 2007, the U.S. note was cancelled.  For the purposes of determining taxable income, IESI has taken the position that the U.S. note and its related interest was commercially reasonable and has deducted the interest paid thereon on this basis.  Management has taken steps to ensure that the U.S. note was commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. note as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability.  Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

19.       Equity

Shareholders’ equity

Pursuant to the plan of arrangement (Note 2), the Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Common Shares

On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Company issued 57,569 common shares.  Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

On March 6, 2009, the Company closed its public offering of 8,500 common shares for C$9.50 per share, for total gross proceeds of C$80,750.  The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility.  On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility.  Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500.  The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. revolving credit facility.  Aggregate equity issue costs amounted to $11,170 and the related tax effect thereon totaled $3,289.

At December 31, 2009, 405 (December 31, 2008 — 184) common shares were held by the U.S. LTIP plan rabbi trust.

Special Shares

On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Company issued 11,137 special shares to IESI for the benefit of each participating preferred shareholder.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  The number of special shares outstanding is equivalent to the exchange rights granted to holders of the participating preferred shares.  Participating preferred shareholders have the right to exchange one PPS for one common share of the Company.  For each PPS exchanged the same number of special shares is automatically cancelled.  At December 31, 2009, special shareholders hold an 11.9% (December 31, 2008 — 16.2%) voting interest in the Company.

Preferred Shares

On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Company is authorized to issue an unlimited number of preferred shares, issuable in series.  At December 31, 2009, no preferred shares are issued.  Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Details of common and special shares for the year ended December 31, 2009 are as follows:

	December 31
	2009	2008

Common shares
Common shares issued and outstanding, beginning of year	57,359	—
Common shares issued pursuant to the plan of arrangement (Note 2), during the year	—	57,569
Restricted common shares issued pursuant to the plan of arrangement (Note 2), during the year	—	(210)
Common shares issued, during the year	24,725	—
Common shares issued on exchange of PPSs, during the year	43	—
Restricted common shares purchased (Note 21), during the year	(15)	—
Common shares issued and outstanding, end of year	82,112	57,359

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	210	—
Restricted common shares issued pursuant to the plan of arrangement (Note 2), during the year	—	210
Restricted common shares purchased (Note 21), during the year	15	—
Restricted common shares issued and outstanding, end of year	225	210

Special shares
Special shares issued and outstanding, beginning of year	11,137	—
Special shares issued pursuant to the plan of arrangement (Note 2), during the year	—	11,137
Special shares exchanged, during the year	(43)	—
Special shares issued and outstanding, end of year	11,094	11,137

Normal course issuer bid

Effective August 21, 2008, the Company received approval to commence a normal course issuer bid for up to 0.05% of the shares outstanding on any given day and not more than 10% of shares outstanding in any 365 day period, where total shares outstanding is equal to 56,880.  On August 20, 2009 the normal course issuer bid expired and no trust units or shares were repurchased.

Mezzanine equity

Trust Units

On October 1, 2008, pursuant to the plan of arrangement (Note 2), each issued and outstanding trust unit of the Fund was transferred to the Company in exchange for one common share.

The Company’s shares do not contain the same redemption feature as trust units and therefore are not subject to the same accounting treatment.  Accordingly, redemption amounts previously recorded to mezzanine equity have been reclassified to shareholders’ equity.

Class A unit

On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Class A unit issued to IESI was redeemed by the Fund for cash consideration of ten Canadian dollars.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Details of issued trust units for the year ended December 31, 2009 are as follows:

	December 31
	2009	2008

Trust units issued and outstanding, beginning of year	—	57,568
Trust units issued on exchange of PPSs, during the year	—	1
Restricted trust units purchased (Note 21), during the year	—	(210)
Trust units exchanged pursuant to the plan of arrangement (Note 2), during the year	—	(57,569)
Restricted trust units exchanged pursuant to the plan of arrangement (Note 2), during the year	—	210
Trust units issued and outstanding, end of year	—	—

Accumulated other comprehensive (loss) income

Accumulated other comprehensive (loss) income, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive (loss) income also includes gains or losses recognized on the effective portion of commodity swaps designated as cash flow hedges, net of tax.

Non-controlling interest

On the closing of the IESI acquisition, IESI issued 22,266 PPSs which ultimately represents a direct non-controlling interest in the Company.  The non-controlling interest is entitled to dividends that are economically equivalent to dividends declared and paid by the Company.  PPSs are recorded at their exchange amount, which is measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represents the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and announced.  Exchanges of PPSs into shares of the Company are recorded at the carrying value of the PPSs at issuance net of net income loss and dividends attributable to PPSs to the date of exchange.  Effective January 1, 2009, the carrying value of non-controlling interest also includes their share of other comprehensive income.  For the year ended December 31, 2009, 43 (2008 — one) PPSs were exchanged for shares of the Company.

	December 31
	2009 - PPSs	2008 - PPSs

PPSs issued and outstanding, beginning of year	11,137	11,138
PPSs exchanged for shares, during the year	(43)	(1)
PPSs issued and outstanding, end of year	11,094	11,137

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share or trust unit

The following table reconciles net income and the weighted average number of shares outstanding at December 31, 2009 and 2008 for the purpose of computing basic and diluted net income per share.

	December 31
	2009	2008

Net income	$53,728	$54,959
Net income attributable to common shareholders’	$47,062	$46,050

Weighted average number of shares, basic	73,892	57,706
Dilutive effect of PPSs	11,128	11,137
Weighted average number of shares, diluted	85,020	68,843

Net income per weighted average share, basic	$0.64	$0.80
Net income per weighted average share, diluted	$0.63	$0.80
Issued and outstanding share based options (thousands)	2,246	2,071

Share based options are anti-dilutive to the calculation of net income per share and have been excluded from the calculation.

20.       Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

	December 31
	2009	2008

Accounts receivable	$(4,072)	$9,479
Prepaid expenses	1,321	(4,415)
Accounts payable	8,619	(13,486)
Accrued charges	15,063	(25,094)
Income taxes payable	4,891	(1,158)
Deferred revenues	2,356	(1,363)
Effect of foreign currency translation adjustments and other non-cash changes	(874)	15,328
Change in non-cash working capital items	$27,304	$(20,709)

21.       Share Based Compensation

Share based compensation arrangements outstanding to the date of conversion (Note 2), remain in effect post conversion.  Share based options to acquire trust units of the Fund have been changed to share based options to acquire shares of the Company.  Similarly, restricted trust unit compensation awards which entitle certain management to trust units of the Fund have been changed to entitlements of Company shares.  Accordingly, awards initiated by the Fund are awards of the Company.

Share based options

Share based options, subject to shareholder approval, are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate.  Options, in the absence of any other determination, are exercisable equally on the first, second, third and fourth anniversary and expire on the 10th anniversary of the grant date.  The Company has reserved 4,000 shares for issuance under the option plan.  The exercise date of options may be accelerated, at the discretion of the Board of Directors, or its designate.  Options are not transferable or assignable.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

On February 14, 2006, the Board of Directors issued 1,000 share based options, all of which have stock appreciation rights, to certain executive management of the Company.  Options issued on February 14, 2006 are exercisable equally on January 1, 2007, January 1, 2008 and January 1, 2009 and have an exercise price of $25.24 (C$29.15).  The market value of the shares on the grant date was $24.55 (C$28.35).  On termination of employment or death, the options will be immediately exercisable.  Unexercised options expire on February 13, 2016.

On August 25, 2008, the Board of Directors issued 1,071 share based options, all of which have stock appreciation rights, to certain executive management of the Company.  The options are exercisable equally in thirds on the following vesting dates: on or after August 25, 2008, on January 1, 2009 and on January 1, 2011.  The options have an exercise price of $19.11 (C$20.00) and grant date market value of $18.54 (C$19.40).  On termination of employment without cause, death or disability, the options become immediately exercisable.  Unexercised options expire on August 24, 2018.

On January 9, 2009, the Board of Directors issued 175 share based options, all of which have stock appreciation rights, to one executive of the Company.  The options are exercisable equally on the following vesting dates: January 9, 2009 and on December 31, 2010.  The options have an exercise price of $16.77 (C$20.00) and grant date market value of $9.64 (C$11.49).  On termination of employment without cause, death or disability, the options become immediately exercisable.  Unexercised options expire on January 8, 2019.

The weighted average grant date market value of all share based options outstanding is $20.52 (C$22.77).

	December 31
	2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	2,071	$22.07	1,000	$25.24
Granted, during the year	175	$16.77	1,071	$19.11
Exercised, during the year	—	$—	—	$—
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	2,246	$21.66	2,071	$22.07

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions.  These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share or trust unit price over the expected term.  Changes in subjective assumptions can materially affect the estimated fair value of share or trust unit based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss.  In calculating the options fair value at December 31, 2009 and 2008, the following assumptions were used:

	2009	2008

Grant date - February 14, 2006
Dividend yield	3.0%	4.8%
Expected volatility	49.6%	34.0%
Risk free interest rate	1.3%	3.0%
Expected life, stated in years	1.9	3.0
Fair value, per option	$1.60	$0.08

Grant date - August 25, 2008
Dividend yield	3.0%	4.8%
Expected volatility	36.9%	32.2%
Risk free interest rate	2.3%	2.6%
Expected life, stated in years	4.0	5.0
Fair value, per option	$3.40	$0.59

Grant date - January 9, 2009
Dividend yield	3.0%	—
Expected volatility	36.8%	—
Risk free interest rate	2.5%	—
Expected life, stated in years	4.5	—
Fair value, per option	$3.54	$—

Compensation expense (recovery) resulting from fair value changes in share options and recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss, for the year ended December 31, 2009 amounted to $2,006 (2008 — ($1,125)).  In addition, as of December 31, 2009, unrecognized compensation cost for share or trust unit based compensation totaled $1,780 (December 31, 2008 - $469).  At December 31, 2009, $2,383 (December 31, 2008 - $167) is accrued.  The weighted average remaining contractual life of the options is 7.6 years and at December 31, 2009, 1,831 (2008 — 1,023) options are exercisable at a weighted average exercise price of $22.31 (2008 - $23.10).    In determining the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration.  These options represent the Company’s first, second and third option grants.  Accordingly, the Company has no historical information with regards to the behaviour of its option recipients.  Expected volatility was calculated using changes in monthly share or trust unit prices for a period commensurate with the remaining term to expected vesting.

Restricted shares

On August 5, 2008, the Company issued 210 restricted shares, at a weighted average cost of $18.20 per share, to certain executive management.  In conjunction with the restricted share issuance, the Company purchased 210 common shares for total cash consideration of $3,756.  All 210 restricted shares issued have a vesting date of January 1, 2011.

On June 1, 2009, the Company issued 15 restricted shares, at a weighted average cost of $11.84 per share, to one executive.  In conjunction with the restricted share issuance, the Company purchased 15 common shares for total cash consideration of $172.  All 15 restricted shares issued have a vesting date of May 31, 2012.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted shares are issued as an incentive for certain executive management (“employees” or “executive management”) to continue employment with the Company and to align the interests of executive management with the interests of the Company’s shareholders.  Restricted shares are purchased by the Company in the open market and are held in trust for the benefit of executive management.  The restricted shares vest when the employee has satisfied the requisite service period.  Executive management forfeit’s their right to restricted shares upon termination for cause, or resignation without good reason.  Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death or disability.  Dividends received by the trustee, on restricted shares held for executive management, are paid to the employee.  The employee’s interest in restricted shares is not assignable or transferrable.

The following table outlines various details pertaining to restricted shares.

	December 31
	2009	2008

Outstanding, beginning of year	210	—
Granted, during the year	15	210
Vested, during the year	—	—
Forfeited, during the year	—	—
Expired, during the year	—	—
Outstanding, end of year	225	210

Weighted average remaining life	1.10	2.00

Restricted share or trust unit expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the year ended December 31, 2009 amounted to $1,485 (2008 - $633).  If employees satisfy the requisite service period requirement, the Company will record compensation expense in 2010, 2011 and 2012 as follows:

2010	$1,641
2011	59
2012	25
$1,725

Long-term incentive plan

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors.  The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold those shares acquired for the benefit of its participants.  Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held.  Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement.  The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions.  The risk of fluctuations in the price of the Company’s shares is borne by the participants.  In February 2006, the Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries.  With the exception of changes to the vesting period, the terms of the long-term incentive plan remain principally unchanged.  Shares acquired by the Trust in respect of fiscal year ending December 31, 2004 for the benefit of its participants have vested.  Shares acquired by the Trust in respect of fiscal year ending December 31, 2005, and thereafter, will vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year.  Shares

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company.  The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan.  In 2009, contributions to the long-term incentive plan are calculated at 1.45% of operating income before amortization and gain or loss on sale of capital and landfill assets, adjusted for certain non-recurring or non-operating items.  In 2008, contributions to the long-term incentive plan were calculated at 2.25% of free cash flow available for distribution, as defined therein.  Included in selling, general and administration expenses are $4,221 (2008 - $3,570) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees, officers and directors at December 31, 2009.

Prior to the conversion of the Fund’s trust structure to a corporation (Note 2), trust units of the Fund, acquired for the benefit of the Company’s U.S. long-term incentive plan participants, and held in a rabbi trust were reclassified to mezzanine equity.  The deferred compensation obligation related to these trust units was reclassified from unitholders’ equity to accrued charges due to the redemption feature of the trust units.  Increases or decreases to the deferred compensation obligation, representing changes in the fair value of the obligation, were recorded to selling, general and administration expense.  Compensation expense (recovery) for the period from January 1, 2008 to September 30, 2008 amounted to ($1,807).    Upon conversion, shares were issued for trust units on a one for one hundred basis.  Issued shares do not share the same redemption feature as trust units and, accordingly, are not subject to the same accounting treatment.  Upon conversion, the deferred compensation obligation and the related deferred tax asset have been reclassified from accrued charges to shareholders’ equity.

22.       Commitments and Contingencies

(i)             The Company leases buildings and equipment under various operating leases.  Future lease payments for the next five years ending December 31 and thereafter are as follows:

2010	$5,836
2011	4,684
2012	3,949
2013	3,603
2014	3,395
Thereafter	13,587
$35,054

(ii)          The Company is the successor to a license agreement to use the trade name “BFI” and the related logo, subject to certain restrictions.  The agreement was amended on February 22, 2002, whereby a one-time payment of $1,279 (C$2,000) was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (effectively the initial 15-year term).  The Company has two additional 10 year extension options at a cost of $573 (C$600) and $1,433 (C$1,500), respectively, per annum.

(iii)       The Company enters into various commitments in the normal course of business.  At December 31, 2009, the Company has issued letters of credit amounting to $161,233 (2008 - $149,081) and performance bonds totaling $218,088 (2008 - $201,418).  Letters of credit are made available to the Company by its long-term debt facility lenders.  Accordingly, letters of credit are included in the security offered by the Company to its lenders through its long-term debt facilities.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

(iv)      On the acquisition of IESI, the Company assumed various obligations which require payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes.  The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $10,600.  Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied.  Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount.  The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable.  Landfill permits acquired on the acquisition of IESI were recorded at their fair values.  Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

Upon approval for the Seneca Meadow’s landfill expansion, the Company paid the original seller approximately $15,000 in January 2008.  The obligation was accrued and recorded to goodwill in December 2007.

(v)         The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2012.  The volume requirements are measured based on an annual average.  In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall.  At December 31, 2009, the Company expects to meet its disposal volume target and accordingly is not accruing for a shortfall.

(vi)      The Company has an accrued environmental liability of $8,549 (December 31, 2008 - $8,918) recorded in landfill closure and post-closure costs on the consolidated balance sheet, related principally to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition.  The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $10,399 (December 31, 2008 - $10,788).  The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007.  Tantalo is a 26 acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act.  Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater.  A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process.  In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates.  However, management believes that its experience provides a reasonable basis for estimating its liability.  As additional information becomes available, estimates are adjusted as applicable.  It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material.  The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

(vii)   The Company is subject to certain lawsuits and other claims arising in the ordinary course of business.  The outcome of these matters is subject to future resolution.  Management’s evaluation and analysis of such matters indicates that the resolution thereof will not have a material effect on the Company’s consolidated financial statements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share and where otherwise stated)

(viii)                        On November 11, 2009, the Company executed a merger agreement with WSI.  If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI’s Board of Directors or an intentional breach by WSI, WSI will be required to pay the Company a termination fee of $11,000, plus all out-of-pocket costs up to a maximum of $3,500 for professional and advisory services and other expenses reasonably incurred by the Company in connection with the proposed merger.  Upon termination of the merger agreement by WSI resulting from the Company’s intentional breach of the merger agreement, the Company would be required to pay to WSI the amount of $11,000 plus an amount equal to all out-of-pocket costs up to $3,500 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the proposed merger.  The Company or WSI may be required to pay the expense reimbursement amount of up to $3,500 in certain other specified circumstances.

23.       Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or liabilities on the Company’s consolidated balance sheet.

	December 31, 2009	December 31, 2008
	Fair Value	Fair Value
Financial assets
Held for trading
Current	$362	$—
Long-term	$279	$—

Derivatives designated in a hedging relationship
Current	$408	$—
Long-term	$1,295	$—

Financial liabilities
Held for trading
Current	$8,312	—
Long-term	$3,611	$12,965

Derivatives designated in a hedging relationship
Long-term	$—	$1,891

The following table outlines the hierarchical measurement categories for various financial assets and liabilities at December 31, 2009:

	December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets - commodity swaps	$—	$—	$641	$641
Other liabilities - interest rate swaps	$—	$(11,923)	$—	$(11,923)
	$13,093	$(11,923)	$2,344	$3,514

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$11,938	$—	$—	$11,938
Funded landfill post-closure costs	$6,115	$—	$—	$6,115
Other liabilities - interest rate swaps	$—	$(12,965)	$—	$(12,965)
Other liabilities - commodity swaps (designated in a hedging relationship)	$—	$—	$(1,891)	$(1,891)
	$18,053	$(12,965)	$(1,891)	$3,197

The following table outlines the change in fair value for Level 3 inputs for the years ended December 31, 2009 and 2008:

	December 31
Significant unobservable inputs (Level 3)	2009	2008

Balance, beginning of year	$(1,891)	$—
Realized gains included in the statement of operations, during the year	408	—
Unrealized gains included in the statement of operations, during the year	588	—
Unrealized gains (losses) included in accumulated other comprehensive (loss) income, during the year	3,594	(1,891)
Settlements	(408)	—
Foreign currency translation adjustment	53	—
Balance, end of year	$2,344	$(1,891)

Fair value

Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and uses all of this information in the determination of fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Hedge accounting

The Company has designated certain commodity swaps as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges and its impact on other comprehensive income, net of the related income tax effect, for the year ended December 31, 2009.

	December 31
	2009	2008

Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive income (loss), net of income tax	$2,717	$(1,260)

At December 31, 2009, all of the commodity swaps accounted for as cash flow hedges were determined to be highly effective.  Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise.  The first commodity swap commenced in October 2008.  Accordingly, the Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Additionally, gains or losses are reclassified to net income as diesel fuel is consumed.  The estimated net amount of the existing unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $787.  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

Interest rate and commodity swaps

The Company is subject to credit risk on its interest rate and commodity swaps (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility to fix a portion of its variable rate interest charge on advances and borrowings.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  All OCC commodity swap agreements have expired.

The Company’s corporate treasury function is charged with arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets and liabilities on the Company’s consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of the counterparties to the agreements and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

	December 31, 2009
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$13,443	$7,806	$5,637	$—	$—
Commodity swaps	$6,565	$1,375	$4,154	$1,036	$—

Amounts recorded to net (gain) loss on financial instruments for year ended December 31, 2009 total ($1,562) (2008 — $9,990), in aggregate.  The net (gain) loss on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $67 (2008 — ($140)), interest rate swaps ($1,041) (2008 — $8,517), foreign currency exchange agreements $nil (2008 — $1,690), fuel hedges ($588) (2008 - $nil) and OCC hedges $nil (2008 — ($77)).

Fuel hedges and interest rate swaps

Fuel hedges - U.S. segments

Date entered	Notional amount (gallons per month - expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges - Canadian segment

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Customer concentration

A single customer in the Company’s U.S. northeast segment accounted for 4.3% (2008 — 4.4%) of consolidated revenues for the year ended December 31, 2009.

On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City’s option.  The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City’s option.  Contracts with New York City can be terminated by New York City upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue.  The loss of these contracts could have a significant impact on the business, its financial condition and its results of operations.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In addition, in 2002 the customer announced changes to its waste management plan that would include reducing or eliminating its reliance on private transfer stations, such as those operated by the Company.  While the plan is preliminary and has undergone substantial revision, the plan contemplates significant changes to the transfer and disposal of residential waste.  If these changes are implemented, it is possible that the Company’s existing contracts would be modified or not renewed.

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued charges approximates fair value due to the relatively short-term maturities of these instruments.  Funded landfill post-closure costs and derivative financial instruments are recorded on the consolidated balance sheet at fair value.

At December 31, 2009, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $1,867 (December 31, 2008 - $582), compared to the carrying amount of $1,759 (December 31, 2008 - $622).

At December 31, 2009, the debentures estimated fair value is approximately $71,700 (December 31, 2008 - $73,500) compared to the carrying amount of $55,418 (December 31, 2008 - $85,742).

At December 31, 2009, the estimated fair value of the 2005 Seneca IRB Facility is approximately $40,725 (December 31, 2008 - $29,813) compared to the carrying amount of $45,000 (December 31, 2008 - $45,000).

At December 31, 2009, the estimated fair value of long-term debt bearing interest at variable rates approximates its carrying amount.  In light of the current economic environment, the Company is certain that renegotiation of its variable rate long-term debt would result in higher pricing than it currently enjoys.  However, because the Company’s variable rate facilities are non-amortizing, the current carrying amount of the Company’s variable rate long-term debt approximates its carrying amount.

Fair value methods and assumptions

Financial assets and liabilities recorded at fair value, as and where applicable, and included in other assets and other liabilities on the Company’s consolidated balance sheets are as follows:  funded landfill post-closure costs, and interest rate and commodity swaps.  Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the consolidated balance sheet, are invested by the social utility trust trustee.  Statements of invested amounts are supplied to the Company by the social utility trust trustee and are prepared from quoted market prices for the underlying investments.  The fair value of interest rate and commodity swaps are determined by management with the assistance of third parties.

24.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast.  The business segments are vertically integrated and principally include collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities and landfills and landfill gas to energy facilities.  The geographic location limits the volume and amount of transactions between each segment.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  U.S. corporate selling, general and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administration expenses.  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2009	2008
Revenues
Canada	$349,288	$366,491
U.S. south	340,187	338,143
U.S. northeast	318,991	342,169
	$1,008,466	$1,046,803

Revenues less operating and selling, general and administration expenses
Canada	$118,338	$125,804
U.S. south	83,519	81,747
U.S. northeast	81,659	86,078
	$283,516	$293,629

Amortization
Canada	$48,721	$54,904
U.S. south	48,626	48,719
U.S. northeast	59,355	65,236
	$156,702	$168,859

Net gain on sale of capital and landfill assets	$(198)	$(862)

Operating income	$127,012	$125,632

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$59,884	$168,374	$402,212	$630,470
Capital assets	$161,513	$172,298	$105,923	$439,734
Landfill assets	$175,154	$140,027	$346,557	$661,738
Total Assets	$487,506	$540,747	$969,334	$1,997,587

	December 31, 2008
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$50,326	$166,458	$401,048	$617,832
Capital assets	$133,584	$157,023	$118,074	$408,681
Landfill assets	$152,204	$124,944	$344,714	$621,862
Total Assets	$428,391	$509,793	$994,735	$1,932,919

Goodwill was neither impaired nor disposed of in 2009 and 2008.

25.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2010 through 2021.

Indemnity has been provided to all directors and or officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for the disposal thereof at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

As part of a Host Community Agreement (“HCA”) between the Company and the Town of Seneca Falls, New York in which the Seneca Meadows Landfill is located, the Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfill based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of December 31, 2009, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under such or similar indemnification agreements and therefore no amount has been accrued in the consolidated balance sheet with respect to these agreements.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

26.       Subsequent Events

On January 4, 2010, the Company entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of the Company’s Vice-Chairman and Chief Executive Officer serves as a trustee for both trusts and the Company’s Vice-Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company’s Vice-Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental.  The Company’s investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Pursuant to the mandatory exchange provision, on February 11, 2010 the Company called for the exchange of all outstanding PPSs for common shares of the Company.  The mandatory exchange initiated by the Company is expected on March 5, 2010, however, the Company is in discussion with a significant PPS holder and may consider the deferral of the mandatory exchange for a period to be determined.  Assuming the exchange of all PPS’s, the Company will have 93,431 common shares issued and outstanding in the aggregate.

27.       Reconciliation of U.S. to Canadian GAAP

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”).  The effects of significant accounting differences and certain disclosure differences on the Company’s financial statements are quantified and described in the following tables and notes for years ended December 31, 2009 and 2008.  In addition, the Company’s consolidated balance sheets, statements of operations and comprehensive income or loss and cash flows have been presented in Canadian GAAP and Canadian dollars, the Company’s functional currency.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated Balance Sheet

December 31, 2009 (in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and in Canadian dollars
ASSETS

CURRENT
Cash and cash equivalents	$4,991	$382	A	$5,373	$5,623
Accounts receivable	111,839	—		111,839	117,051
Other receivables	546	—		546	571
Prepaid expenses	18,276	—		18,276	19,128
Restricted cash	382	(382)	A	—	—
Other assets	770	—		770	806
	136,804	—		136,804	143,179

OTHER RECEIVABLES	1,213	—		1,213	1,270
FUNDED LANDFILL POST-CLOSURE COSTS	8,102	—		8,102	8,480
INTANGIBLES	100,917	—		100,917	105,620
GOODWILL	630,470	—		630,470	659,850
LANDFILL DEVELOPMENT ASSETS	7,677	—		7,677	8,035
DEFERRED FINANCING COSTS	9,358	(9,358)	B	—	—
CAPITAL ASSETS	439,734	(85)	D	439,649	460,137
LANDFILL ASSETS	661,738	(12,358)	D	649,380	679,641
OTHER ASSETS	1,574	—		1,574	1,647
	$1,997,587	$(21,801)		$1,975,786	$2,067,859

LIABILITIES

CURRENT
Accounts payable	$62,753	$—		$62,753	$65,677
Accrued charges	70,572	(2,383)	C	68,189	71,368
Dividends payable	11,159	—		11,159	11,679
Income taxes payable	6,278	—		6,278	6,571
Deferred revenues	13,156	—		13,156	13,769
Landfill closure and post-closure costs	6,622	—		6,622	6,931
Other liabilities	8,312	—		8,312	8,699
	178,852	(2,383)		176,469	184,694

LONG-TERM DEBT	654,992	—		654,992	685,515
LANDFILL CLOSURE AND POST-CLOSURE COSTS	63,086	—		63,086	66,026
OTHER LIABILITIES	3,611	—		3,611	3,780
DEFERRED INCOME TAXES	81,500	(3,337)	B	73,630	77,061
		(4,533)	D
	982,041	(10,253)		971,788	1,017,076

EQUITY
NON-CONTROLLING INTEREST	230,014	(2,362)	F	227,652	221,029

SHAREHOLDERS’ EQUITY	785,532	(6,021)	B	776,346	829,754
		2,383	C
		(7,910)	D
		2,362	F
	1,015,546	(11,548)		1,003,998	1,050,783
	$1,997,587	$(21,801)		$1,975,786	$2,067,859

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated Balance Sheet

December 31, 2008 (in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and in Canadian dollars
ASSETS

CURRENT
Cash and cash equivalents	$11,938	$82	A	$12,020	$14,720
Accounts receivable	107,767	—		107,767	131,972
Other receivables	228	—		228	279
Prepaid expenses	19,597	—		19,597	23,998
Restricted cash	82	(82)	A	—	—
	139,612	—		139,612	170,969

OTHER RECEIVABLES	394	—		394	482
FUNDED LANDFILL POST-CLOSURE COSTS	6,115	—		6,115	7,488
INTANGIBLES	119,898	—		119,898	146,827
GOODWILL	617,832	—		617,832	756,597
LANDFILL DEVELOPMENT ASSETS	8,589	—		8,589	10,518
DEFERRED FINANCING COSTS	9,936	(9,936)	B	—	—
CAPITAL ASSETS	408,681	(57)	D	408,624	500,401
LANDFILL ASSETS	621,862	(11,245)	D	610,617	747,761
	$1,932,919	$(21,238)		$1,911,681	$2,341,043

LIABILITIES

CURRENT
Accounts payable	$54,134	$—		$54,134	$66,293
Accrued charges	55,509	(167)	C	55,342	67,769
Dividends payable	2,337	—		2,337	2,862
Income taxes payable	1,387	—		1,387	1,699
Deferred revenues	10,800	—		10,800	13,226
Current portion of long-term debt	38,380	—		38,380	47,000
Landfill closure and post-closure costs	7,210	—		7,210	8,829
	169,757	(167)		169,590	207,678

LONG-TERM DEBT	835,210	—		835,210	1,022,798
LANDFILL CLOSURE AND POST-CLOSURE COSTS	50,857	—		50,857	62,280
OTHER LIABILITIES	15,045	—		15,045	18,424
DEFERRED INCOME TAXES	64,348	(3,545)	B	56,674	69,403
		(4,129)	D
	1,135,217	(7,841)		1,127,376	1,380,583

EQUITY
NON-CONTROLLING INTEREST	230,452	(2,591)	F	227,861	241,339

SHAREHOLDERS’ EQUITY	567,250	(6,391)	B	556,444	719,121
		167	C
		(7,173)	D
		2,591	F
	797,702	(13,397)		784,305	960,460
	$1,932,919	$(21,238)		$1,911,681	$2,341,043

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars, except per share and where otherwise stated)

Consolidated Statement of Operations and Comprehensive Income (Loss)

For the year ended December 31, 2009 (in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and in Canadian dollars

REVENUES	$1,008,466	$—		$1,008,466	$1,151,200
EXPENSES
OPERATING	588,104	—		588,104	671,342
SELLING, GENERAL AND ADMINISTRATION	136,846	(2,006)	C	134,840	153,924
AMORTIZATION	156,702	(1,052)	D	155,650	177,680
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(198)	—		(198)	(226)
OPERATING INCOME	127,012	3,058		130,070	148,480
INTEREST ON LONG-TERM DEBT	34,225	(2,902)	B	33,384	38,109
		2,061	D
FINANCING COSTS	—	2,106	B	2,106	2,404
NET FOREIGN EXCHANGE LOSS	276	—		276	315
NET GAIN ON FINANCIAL INSTRUMENTS	(1,562)	—		(1,562)	(1,783)
CONVERSION COSTS	298	—		298	340
OTHER EXPENSES	162	—		162	185
INCOME BEFORE INCOME TAXES	93,613	1,793		95,406	108,910
INCOME TAX EXPENSE
Current	20,039	—		20,039	22,875
Deferred	19,846	268	B	19,750	22,545
		(364)	D
	39,885	(96)		39,789	45,420
NET INCOME	53,728	1,889		55,617	63,490

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	25,049	(40)	B,D	25,009	(133,083)
Commodity swaps designated as cash flow hedges, net of income tax	2,717	—		2,717	2,890
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(332)	—		(332)	(379)
COMPREHENSIVE INCOME (LOSS)	$81,162	$1,849		$83,011	$(67,082)

NET INCOME - CONTROLLING INTEREST	$47,062	$1,655		$48,717	$55,613
NET INCOME - NON-CONTROLLING INTEREST	$6,666	$234		$6,900	$7,877
COMPREHENSIVE INCOME (LOSS) - CONTROLLING INTEREST	$71,092	$1,620		$72,712	$(58,759)
COMPREHENSIVE INCOME (LOSS) - NON-CONTROLLING INTEREST	$10,070	$229		$10,299	$(8,323)

Net income per weighted average share, basic	$0.64	$0.02		$0.66	$0.75
Net income per weighted average share, diluted	$0.63	$0.03		$0.66	$0.75
Weighted average number of shares outstanding (thousands), basic	73,892	(225)		73,667	73,667
Weighted average number of shares outstanding (thousands), diluted	85,020	(225)		84,795	84,795

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated Statement of Operations and Comprehensive Income

For the year ended December 31, 2008 (in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and Canadian dollars

REVENUES	$1,046,803	$—		$1,046,803	$1,117,030
EXPENSES
OPERATING	629,748	—		629,748	671,996
SELLING, GENERAL AND ADMINISTRATION	123,426	2,932	C	126,358	134,835
AMORTIZATION	168,859	(1,391)	D	167,468	178,703
NET GAIN ON SALE OF CAPITAL ASSETS	(862)	—		(862)	(920)
OPERATING INCOME	125,632	(1,541)		124,091	132,416
INTEREST ON LONG-TERM DEBT	51,490	(3,540)	B	50,359	53,737
		2,409	D
FINANCING COSTS	—	3,283	B	3,283	3,503
NET FOREIGN EXCHANGE GAIN	(612)	—		(612)	(653)
NET LOSS ON FINANCIAL INSTRUMENTS	9,990	—		9,990	10,660
CONVERSION COSTS	3,137	—		3,137	3,347
OTHER EXPENSES	123	—		123	131
INCOME BEFORE INCOME TAXES	61,504	(3,693)		57,811	61,691
INCOME TAX EXPENSE (RECOVERY)
Current	6,630	—		6,630	7,075
Deferred	(85)	186	B	(951)	(1,015)
		(688)	C
		(364)	D
	6,545	(866)		5,679	6,060
NET INCOME	54,959	(2,827)		52,132	55,631

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	47,088	(2,624)	B.D	44,464	146,288
Commodity swaps designated as cash flow hedges, net of income tax	(1,260)	—		(1,260)	(1,344)
COMPREHENSIVE INCOME	$100,787	$(5,451)		$95,336	$200,575

NET INCOME - CONTROLLING INTEREST	$46,050	$(2,369)		$43,681	$46,613
NET INCOME - NON-CONTROLLING INTEREST	$8,909	$(458)		$8,451	$9,018
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$100,787	$(5,451)		$95,336	$200,575
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$—		$—	$—

Net income per weighted average share, basic and diluted	$0.80	$(0.04)		$0.76	$0.81
Weighted average number of shares outstanding (thousands), basic	57,706	(210)		57,496	57,496
Weighted average number of shares outstanding (thousands), diluted	68,843	(210)		68,633	68,633

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated Statement of Cash Flows

For the year ended December 31, 2009 (in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and Canadian dollars
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES OPERATING
Net income	$53,728	$1,889		$55,617	$63,490
Items not affecting cash
Restricted share expense	1,485	—		1,485	1,695
Write-off of landfill development assets	77	—		77	93
Accretion of landfill closure and post-closure costs	3,130	—		3,130	3,573
Amortization of intangibles	28,669	—		28,669	32,727
Amortization of capital assets	74,532	(1)	D	74,531	85,079
Amortization of landfill assets	53,501	(1,051)	D	52,450	59,874
Interest on long-term debt (deferred financing costs)	2,902	(2,902)	B	—	—
Net gain on sale of capital and landfill assets	(198)	—		(198)	(226)
Net gain on financial instruments	(1,562)	—		(1,562)	(1,783)
Deferred income taxes	19,846	(96)	B,D	19,750	22,545
Landfill closure and post-closure expenditures	(7,145)	—		(7,145)	(8,156)
Changes in non-cash working capital items	27,304	(2,006)	C	25,298	28,880
Cash generated from operating activities	256,269	(4,167)		252,102	287,791
INVESTING
Acquisitions	(27,385)	—		(27,385)	(32,645)
Restricted cash deposits	(382)	382	A	—	—
Restricted cash withdrawals	82	(82)	A	—	—
Investment in other receivables	(1,434)	—		(1,434)	(1,637)
Proceeds from other receivables	487	—		487	556
Funded landfill post-closure costs	(1,021)	—		(1,021)	(1,166)
Purchase of capital assets	(81,219)	18	D	(81,201)	(92,694)
Purchase of landfill assets	(41,057)	2,043	D	(39,014)	(44,536)
Proceeds from the sale of capital and landfill assets	4,487	—		4,487	5,123
Investment in landfill development assets	(1,530)	—		(1,530)	(1,746)
Cash utilized in investing activities	(148,972)	2,361		(146,611)	(168,745)
FINANCING
Payment of deferred financing costs	(2,106)	2,106	B	—	—
Proceeds from long-term debt	190,609	—		190,609	217,587
Repayment of long-term debt	(443,320)	—		(443,320)	(506,065)
Common shares issued, net of issue costs	209,264	—		209,264	240,454
Purchase of restricted shares	(172)	—		(172)	(207)
Dividends paid to share and participating preferred shareholders	(70,849)	—		(70,849)	(80,877)
Cash utilized in financing activities	(116,574)	2,106		(114,468)	(129,108)
Effect of reporting currency translation on cash and cash equivalents	2,330	—		2,330	965
NET CASH OUTFLOW	(6,947)	300		(6,647)	(9,097)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	82	A	12,020	14,720
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,991	$382		$5,373	$5,623
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$4,991	$382	A	$5,373	$5,623
Cash equivalents	—	—		—	—
	$4,991	$382		$5,373	$5,623
Cash paid during the year for:
Income taxes	$16,785	$—		$16,785	$19,638
Interest	$33,428	$—		$33,428	$39,109

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated Statement of Cash Flows

For the year ended December 31, 2008 (in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and Canadian dollars
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES OPERATING
Net income	$54,959	$(2,827)		$52,132	$55,631
Items not affecting cash
Restricted share or trust unit expense	633	—		633	675
Write-off of landfill development assets	1,168	—		1,168	1,246
Accretion of landfill closure and post-closure costs	3,010	—		3,010	3,212
Amortization of intangibles	31,512	—		31,512	33,626
Amortization of capital assets	76,854	(2)	D	76,852	82,008
Amortization of landfill assets	60,493	(1,389)	D	59,104	63,069
Interest on long-term debt (deferred financing costs)	3,540	(3,540)	B	—	—
Net gain on sale of capital assets	(862)	—		(862)	(920)
Net loss on financial instruments	9,990	—		9,990	10,660
Deferred income taxes	(85)	(866)	B,C,D	(951)	(1,015)
Landfill closure and post-closure expenditures	(2,022)	—		(2,022)	(2,158)
Changes in non-cash working capital items	(20,709)	5,631	C	(15,078)	(16,113)
Cash generated from operating activities	218,481	(2,993)		215,488	229,921
INVESTING
Acquisitions	(59,134)	—		(59,134)	(60,295)
Restricted cash withdrawals	1,473	(1,473)	A	—	—
Proceeds from other receivables	428	—		428	457
Funded landfill post-closure costs	(1,550)	—		(1,550)	(1,654)
Purchase of capital assets	(82,071)	—		(82,071)	(87,577)
Purchase of landfill assets	(59,024)	2,409	D	(56,615)	(60,413)
Proceeds from the sale of capital and landfill assets	2,001	—		2,001	2,135
Investment in landfill development assets	(3,626)	—		(3,626)	(3,869)
Cash utilized in investing activities	(201,503)	936		(200,567)	(211,216)
FINANCING
Payment of deferred financing costs	(3,283)	3,283	B	—	—
Proceeds from long-term debt	275,427	—		275,427	293,905
Repayment of long-term debt	(169,051)	—		(169,051)	(180,392)
Trust units issued, net of issue costs	(3)	—		(3)	(3)
Purchase of restricted trust units	(3,756)	—		(3,756)	(3,985)
Dividends paid to share and participating preferred share-holders and distributions paid to unitholders	(117,055)	—		(117,055)	(124,908)
Cash utilized in financing activities	(17,721)	3,283		(14,438)	(15,383)
Effect of reporting currency translation on cash and cash equivalents	780	(2,763)	A	(1,983)	(1,961)
NET CASH INFLOW (OUTFLOW)	37	(1,537)		(1,500)	1,361
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,901	1,619	A	13,520	13,359
CASH AND CASH EQUIVALENTS, END OF YEAR	$11,938	$82		$12,020	$14,720
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$11,558	$82	A	$11,640	$14,254
Cash equivalents	380	—		380	466
	$11,938	$82		$12,020	$14,720
Cash paid during the period for:
Income taxes	$9,286	$—		$9,286	$9,909
Interest	$47,510	$—		$47,510	$50,697

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table reconciles net income reported in accordance with U.S. GAAP to net income reportable in accordance with Canadian GAAP for the years ended December 31, 2009 and 2008:

	Year ended December 31
	Note	2009	2008

Net income in accordance with U.S. GAAP		$53,728	$54,959
Impact on net income from Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income tax	B	528	71
Share or trust unit based compensation, net of income tax	C	2,006	(2,244)
Capitalized interest, net of income taxes	D	(645)	(654)
Net income in accordance with Canadian GAAP		$55,617	$52,132
Basic and diluted earnings per share in accordance with Canadian GAAP		$0.66	$0.76
Weighted average shares outstanding (thousands), basic		73,667	57,496
Weighted average shares outstanding (thousands), diluted		84,795	68,633

Reconciliation of U.S. to Canadian GAAP - Notes

A. Restricted cash

Under U.S. GAAP, restricted cash is considered an investment that limits the holders’ ability to utilize such amounts.  Under Canadian GAAP, the Company includes restricted cash balances in cash and cash equivalents as its intended use is deemed to be current.  In addition, deposits and withdrawals of restricted cash amounts under U.S. GAAP are recorded as an investing activity in the consolidated statement of cash flows.  In accordance with the Company’s application of Canadian GAAP, restricted cash amounts were reclassified to cash and cash equivalents on the Company’s consolidated balance sheet.  In addition, restricted cash deposits and withdrawals were reclassified from investing activities on the Company’s consolidated statement of cash flows.

B. Capitalization of deferred financing costs

Under U.S. GAAP, costs to secure or amend long-term debt facilities are deferred and amortized over the term of the underlying debt instrument.  Under Canadian GAAP, the Company has elected to expense all transaction costs, including those related to long-term debt instruments.  To comply with Canadian GAAP, the Company decreased deferred financing costs and equity (deficit, non-controlling interest, and accumulated other comprehensive loss) on its consolidated balance sheet and increased financing costs on its consolidated statement of operations and comprehensive income or loss.  Amortization of deferred financing costs recorded to interest expense was also reversed.

The decrease in deferred financing costs results in a lower accounting versus tax basis and lower deferred income tax liability which is recorded to deferred income tax expense on the Company’s consolidated statement of operations and comprehensive income or loss.  In addition, lower deferred financing costs and deferred income tax liability amounts, which are translated to U.S. from Canadian dollars results in a change to the foreign currency translation adjustment amount presented on the Company’s consolidated statement of operations and comprehensive income or loss.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

C. Share or trust unit based compensation

Share or trust unit based options

Under U.S. GAAP, share or trust unit appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date to the date of settlement.  The resulting compensation expense is recorded to selling, general and administration expense.  Under Canadian GAAP, share or trust unit options with share or trust unit appreciation rights, and the related changes thereto, are recorded to selling, general and administration expense when the quoted market price of the share or trust unit exceeds the exercise price of the option.

Shares or trust units held by a rabbi trust

Prior to the conversion of the Fund’s trust structure to a corporation (Note 2), trust units of the Fund acquired for the benefit of the Company’s U.S. long-term incentive plan participants, and held in a rabbi trust, were classified to mezzanine equity.  The deferred compensation obligation related to these trust units was recorded to accrued charges due to the redemption feature of the trust units.  Increases or decreases to the deferred compensation obligation, resulting from fair value changes in the obligation, were recorded to selling, general and administration expense.  An increase or decrease in accrued compensation obligations resulted in a higher or lower accounting versus tax basis and a higher or lower deferred income tax asset which was recorded to deferred income tax recovery or expense on the Company’s consolidated statement of operations and comprehensive income or loss.

Under Canadian GAAP, trust units of the Fund were recorded to unitholders’ equity.  The deferred compensation obligation was also classified to unitholders’ equity and subsequent changes in the fair value of trust units was not recognized in either treasury share or deferred compensation obligations.

D. Capitalized interest on capital and landfill assets acquired, constructed or developed over time

Under U.S. GAAP, the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, including interest.  Accordingly, interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets have been deducted from interest expense and capitalized to the respective asset.  Capitalized amounts are amortized over the asset’s intended useful life as set forth in the applicable accounting policy.  Under Canadian GAAP, the cost of tangible assets may include capitalized interest costs directly attributable to an asset’s acquisition, construction, or development, prior to the asset’s substantial completion or readiness for use, if the company’s accounting policy is to capitalize interest costs.  For the purposes of reporting under Canadian GAAP, the Company has not elected to capitalize interest on tangible assets acquired, constructed or developed over time and has expensed all interest costs incurred.

Under Canadian GAAP, the decrease in recorded landfill and capital asset amounts, resulting from the capitalization of interest net of amortization under U.S. GAAP, results in a lower accounting versus tax basis and lower deferred income tax liability.

E. Shareholders’ or unitholders’ equity and non-controlling interest

Prior to the conversion of the Fund’s trust structure to a corporation (Note 2), trust units were redeemable by their holders at any time.  This redemption feature was required for the Fund to retain its Canadian mutual fund trust status.  Upon notification of redemption, trust unitholders were entitled to receive a price per trust unit equal to the lesser of: (i) 90% of the average closing market price calculated over the 10 days preceding the surrender date, and (ii) the closing market price on the date of redemption.  In accordance with the Fund’s Declaration of Trust, trust units redeemable for cash, in any given month, was limited to C$50, which could have been waived at the discretion of the Fund’s Trustees.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Under U.S. GAAP, issued equity, which was redeemable for cash or other assets and was (a) redeemable at a fixed or determinable price on a fixed or determinable date, (b) redeemable at the option of the holder, or (c) redeemable upon the occurrence of an event that is not solely within the control of the issuer, was classified outside of permanent equity.  Accordingly, the Company classified its trust units and participating preferred shares as mezzanine equity and recorded the value of its trust units and participating preferred shares at their maximum redemption amount at each balance sheet date.  The increase or decrease resulting from valuing the trust units and participating preferred shares at their maximum redemption amount was recorded to deficit.  Trust units and participating preferred shares were classified as mezzanine equity, where mezzanine equity is classified between Liabilities and Equity on the Company’s consolidated balance sheet.  In addition, redemption value adjustments were recorded to mezzanine equity and were offset by an adjustment to deficit.  Participating preferred shares were ultimately redeemable for trust units of the Fund.  Under Canadian GAAP, trust units were recorded as unitholders’ equity and participating preferred shares were recorded as non-controlling interest in the mezzanine equity section of the Company’s consolidated balance sheet.  The Company’s shares do not contain the same redemption feature as trust units and, accordingly, are not subject to the same accounting treatment.  Accordingly, the redemption amount recorded to mezzanine equity has been reclassified to shareholders’ equity and the presentation under U.S. and Canadian GAAP is aligned.  Revaluation of mezzanine equity to the date of conversion has created a permanent difference in common shares and deficit between U.S. and Canadian GAAP amounting to $80,731.

F. Non-controlling interest

Adjustments to non-controlling interest on the Company’s consolidated balance sheet relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.

G. Deferred income tax assets, liabilities, expense or recovery

Adjustments to deferred income tax assets and liabilities on the Company’s consolidated balance sheet or to deferred income tax expense or recovery on the Company’s consolidated statement of operations and comprehensive income or loss, relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.

In certain circumstances Canadian GAAP requires the measurement of deferred income tax assets and liabilities applying substantively enacted tax rates or laws.  Under U.S. GAAP enacted tax rates or laws are the only measure of a company’s deferred income tax assets and liabilities.  There are no significant differences between the Company’s use of substantively enacted versus enacted tax rates and laws.  Accordingly, no adjustments have been made in respect of this U.S. to Canadian GAAP difference.

Equity

The following table presents U.S. to Canadian GAAP reconciliation items which impact various components of shareholders’ equity and non-controlling interest.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Note	December 31, 2009	December 31, 2008
Common shares
Stated in accordance with U.S. GAAP		$1,082,950	$868,248
Permanent difference recognized on conversion	E	80,731	80,731
Stated in accordance with Canadian GAAP		$1,163,681	$948,979

Restricted shares
Stated in accordance with U.S. and Canadian GAAP		$(3,928)	$(3,756)

Treasury shares
Stated in accordance with U.S. and Canadian GAAP		$—	$—

Contributed surplus/paid in capital
Stated in accordance with U.S. and Canadian GAAP		$2,118	$633

Deficit
Stated in accordance with U.S. GAAP		$(214,898)	$(193,135)
Cumulative U.S. to Canadian GAAP differences	B,C,D	(24,764)	(26,419)
Permanent difference recognized on conversion	E	(80,731)	(80,731)
Stated in accordance with Canadian GAAP		$(320,393)	$(300,285)

Accumulated other comprehensive loss
Stated in accordance with U.S. GAAP		$(80,710)	$(104,740)
Cumulative U.S. to Canadian GAAP differences	B,D	15,578	15,613
Stated in accordance with Canadian GAAP		$(65,132)	$(89,127)

Non-controlling interest
Stated in accordance with U.S. GAAP		$230,014	$230,452
Cumulative U.S. to Canadian GAAP differences	F	(2,362)	(2,591)
Stated in accordance with Canadian GAAP		$227,652	$227,861
Equity stated in accordance with Canadian GAAP		$1,003,998	$784,305

Changes in accounting policy

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) accounting standard Goodwill and Intangibles (section 3064).  CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets.  The adoption of CICA 3064 had no impact on the Company’s financial statements.

Effective January 1, 2009, the Company early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581).  This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize deferred income tax assets and liabilities and acquisition and related costs as expenses of the period.  CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and accordingly its adoption had no effect on previously reported amounts.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Effective January 1, 2009, the Company early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600).  CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another.  Adopting this standard had no effect on the Company’s previously reported financial statements.

Effective January 1, 2009, the Company early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600).  CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  This section requires retrospective application with certain exceptions.  Adopting CICA 1602 changes the Company’s presentation of non-controlling interests from mezzanine equity to equity on the Company’s consolidated balance sheet.  Non-controlling interest is no longer deducted in the determination of net income.  Instead, net income and each component of other comprehensive income or loss are attributed to shareholders’ equity and non-controlling interest.  Adopting this section affects the Company’s determination of net income presented in the consolidated statement of operations and comprehensive income or loss, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.  The effect of adopting CICA 1602 on previously reported Canadian GAAP and Canadian dollar amounts for the year ended December 31, 2008 is as follows:

Consolidated Balance Sheets

	December 31, 2008 - as previously reported	Change in accounting policy	December 31, 2008 - restated
Mezzanine equity
Non-controlling interest	$241,339	$(241,339)	$—
Equity
Non-controlling interest	$—	$241,339	$241,339

Consolidated Statements of Operations and Comprehensive Income

	December 31, 2008 - as previously reported	Change in accounting policy	December 31, 2008 - restated

Non-controlling interest	$9,018	$(9,018)	$—
Net income	$46,613	$9,018	$55,631

Consolidated Statements of Cash Flows

	December 31, 2008 - as previously reported	Change in accounting policy	December 31, 2008 - restated

Net income	$46,613	$9,018	$55,631
Non-controlling interest	$9,018	$(9,018)	$—

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Effective September 30, 2009, the Company adopted amendments to the CICA accounting standard Financial Instruments — Disclosures (section 3862).  The amendments establish enhanced disclosures on liquidity risk and new disclosures on fair value measurements for financial instruments.  Adopting these amendments did not have a significant impact on the Company’s financial statements.

New accounting policies requiring adoption

CICA accounting standards that do not require adoption in advance of December 31, 2010, are specifically excluded from the disclosure of new accounting policies requiring adoption.  While the Company has a continuing obligation to report its financial results in accordance with Canadian GAAP, this obligation ceases effective December 31, 2010.  Accordingly, the Company is not required to adopt any Canadian GAAP, or its successor’s, pronouncements as the Company has elected to report its continuing financial results in accordance with U.S. GAAP (Note 3).

Reconciliation of U.S. to Canadian GAAP — Additional Disclosures

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.  Non-derivative financial assets and liabilities are measured at fair value, with the exception of the following: loans and receivables; held-to-maturity investments; investments in equity instruments, classified as available for sale, that do not have a quoted market price in an active market; and financial liabilities measured at amortized cost.

Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of the following: gains and losses on financial assets classified as available for sale and certain financial instruments that are part of a designated hedging relationship, which are recognized in other comprehensive income or loss.

Classifications of financial instruments are as follows:

Held for trading — is a financial asset or liability that meets any of the following conditions:  it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it is designated by the Company upon initial recognition as held for trading.  Held for trading financial instruments are measured at fair value.  Upon initial recognition, the Company has designated the following financial assets as held for trading: cash and cash equivalents and funded landfill post-closure costs.  Gains or losses on funded landfill post-closure costs are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to funded landfill post-closure costs on the Company’s consolidated balance sheet.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Loans and receivables — are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand, typically with interest.  Loans and receivables exclude debt securities and loans and receivables designated as held for trading or available for sale upon initial recognition.  Loans and receivables are measured at amortized cost.  The Company has classified accounts receivable and other receivables as loans and receivables.

Allowances and impairment losses on accounts receivable are recorded to selling, general and administration expense on the Company’s consolidated statement of operations and comprehensive income or loss.  Allowances and impairment losses are included in net income and changes in non-cash working capital items on the Company’s consolidated statement of cash flows.

Held-to-maturity investments — are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has a positive intention and ability to hold to maturity.  Exclusions include those financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and those financial assets that meet the definition of loans and receivables.  Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition.  The Company has no financial assets designated as held-to-maturity.

Available for sale - are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.  Available for sale financial assets are measured at fair value.  The Company has no financial assets designated as available for sale.

Other financial liabilities — includes all financial liabilities which are not classified as held for trading.  Other financial liabilities are measured at amortized cost, subsequent to initial recognition.  The Company has classified accounts payable, accrued charges, current portion of and long-term debt, and other liabilities (contingent acquisition payables), as other financial liabilities.

Interest on long-term debt is recorded separately in the Company’s consolidated statement of operations and comprehensive income or loss.  Interest expense is included in net income and proceeds from and the repayment of long-term debt is included in the financing activities section of the Company’s consolidated statement of cash flows.  Movements in accounts payable and accrued charges are included in changes in non-cash working capital items, and other liabilities (acquisition related payables) are included in contingent acquisition consideration in the financing investing section of the Company’s consolidated statement of cash flows.

Transaction and acquisition and related costs incurred for the acquisition or issue of all financial assets or liabilities are recorded in the consolidated statement of operations and comprehensive income or loss when incurred.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines items of income and expense included in the Company’s statement of operations and comprehensive income or loss by class of financial asset and liability on a Canadian GAAP basis.

	December 31
	2009	2008

Financial assets
Held for trading
Net (gain) loss on financial instruments	$(521)	$(140)

Loans and receivables
Selling, general and administration	$3,923	$4,696
Interest on long-term debt - (income)	$(158)	$(104)

Financial liabilities
Held for trading
Net (gain) loss on financial instruments	$(1,041)	$10,130

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  The Company’s exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, foreign currency exchange agreements, and hedge agreements for OCC.  In all instances, the Company’s risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate its risk exposures to a level consistent with its risk tolerance.

Cash and cash equivalents

Certain senior management are responsible for determining which financial institutions the Company will bank and hold deposits with.  Management’s selected financial institutions are concurred by the Board of Directors.  Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change.  The Company’s maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the Company’s consolidated balance sheet, $5,373 (December 31, 2008 - $12,020).  The Company holds no collateral or other credit enhancements as security over its cash and cash equivalent balances.  The Company deems the credit quality of its cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

The Company is subject to credit risk on its accounts receivable through the normal course of business.  The Company’s maximum exposure to credit risk is the fair value of accounts receivable recorded on the Company’s consolidated balance sheet, $111,839 (December 31, 2008 - $107,767).  The Company performs credit checks or accepts payment or security in advance of service to limit its exposure to credit risk.  The Company’s customer base is sufficiently diverse to provide some mitigation to credit risk exposure.  The Company has assigned various employees to carry out its collection effort in a manner consistent with its accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  The Company also has policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company is subject to credit risk from its exposure to a single customer in the U.S. which accounts for approximately 5.0% of the Company’s accounts receivable at December 31, 2009 (December 31, 2008 — 7.3%).  The Company does not consider the risk from this exposure to be significant.

The following table illustrates the Company’s aging of accounts receivable and the Company’s allowance for doubtful accounts by ageing category.

	December 31 2009
	Gross	Allowance	Net

Financial assets - Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$66,177	$—	$66,177
Amounts outstanding 31 to 60 days	33,113	2	33,111
Amounts outstanding 61 to 90 days	7,024	77	6,947
Amounts outstanding 91 days and thereafter	6,033	3,979	2,054
Subtotal	112,347	4,058	108,289

Other accounts receivable	3,550	—	3,550
Total gross accounts receivable and allowance	$115,897	$4,058	$111,839

	December 31 2008
	Gross	Allowance	Net

Financial assets - Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$59,651	$—	$59,651
Amounts outstanding 31 to 60 days	32,231	—	32,231
Amounts outstanding 61 to 90 days	9,259	—	9,259
Amounts outstanding 91 days and thereafter	8,559	5,562	2,997
Subtotal	109,700	5,562	104,138

Other accounts receivable	3,629	—	3,629
Total gross accounts receivable and allowance	$113,329	$5,562	$107,767

Accounts receivable are typically assessed for impairment in aggregate, but may be assessed for impairment on an individual basis.  Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance account.  When an accounts receivable balance is considered uncollectable, it is written-off against the allowance account.  Subsequent recoveries of amounts previously written-off are credited against the allowance account and changes to the allowance account are recorded in selling, general and administration expense in the Company’s statement of operations and comprehensive income or loss.  Management typically assesses aggregate accounts receivable impairment applying the Company’s historical rate of collection giving consideration to broader economic conditions.  When assessing accounts receivable for impairment on an individual basis, management typically considers the credit quality of the customer, historical payment history, and other factors specific to the customer.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collection the Company has been successful in collecting amounts that are not outstanding for greater than 90 days.  The Company assesses the credit quality of accounts receivable that are neither past due nor impaired as high.  The Company’s maximum exposure to accounts receivable credit risk is equivalent to its net carrying amount.  The Company may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to unearned revenue on the Company’s consolidated balance sheet.  The diversity of the Company’s customer base, including diversity in customer size, balance and geographic location inherently reduces the Company’s exposure to credit risk.  Accounts receivable considered impaired at December 31, 2009 are not considered significant.

Other receivables

The Company is subject to credit risk on other receivables.  The Company enters into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  The Company’s maximum exposure to credit risk is the carrying amount of other receivables, $1,759 (December 31, 2008 - $622).  The Company typically retains ownership of the containers until such time as all payments are received.  Once all payments are received, ownership of the containers is transferred to the respective city.  The Company deems the credit quality of its other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

The Company is subject to credit risk on deposits it makes to a social utility trust.  The Company’s deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts to be low.  The Company’s maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on the Company’s consolidated balance sheet, $8,102 (December 31, 2008 - $6,115).  Management reviews the Company’s exposure to risk from time to time or as conditions indicate that the Company’s exposure to risk has changed or is subject to change.  The Company holds no collateral or other credit enhancements as security over the invested amounts.  However, the Company deems the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the settlement of its financial liabilities.  The Company’s exposure to liquidity risk is due primarily to its reliance on long-term debt financing.  The Company’s treasury function is responsible for ensuring that the Company has sufficient short, medium and long-term liquidity.  Through its treasury function, the Company manages liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring the Company’s available liquidity through its revolving credit facilities.  The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  The Company’s treasury function reports quarterly to the Audit Committee on the Company’s available capacities and covenant compliance as they relate to the Company’s current compliment of long-term debt facilities.  The Company’s treasury function actively manages its liquidity and is in regular contact with the primary parties to its long-term debt facilities.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s financial liabilities are as follows:

	December 31, 2009
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Financial assets
Derivative
Commodity swaps	$6,565	$1,375	$4,154	$1,036	$—

Financial liabilities
Non-derivative
Accounts payable	$62,753	$62,753	$—	$—	$—
Accrued charges	$70,572	$70,572	$—	$—	$—
Long-term debt	$654,992	$—	$490,574	$55,418	$109,000

Derivative
Interest rate swaps	$13,443	$7,806	$5,637	$—	$—

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency exchange rates.  The Company’s exposure to currency risk is attributable to the exchange of U.S. monies to fund Canadian dollar denominated dividend payments to shareholders and participating preferred shareholders.  To mitigate this risk, management of the Company uses its discretion in the determination of where dividend amounts are funded from.  The Company’s treasury function actively reviews its exposure and assesses the need to enter into foreign currency exchange agreements.  The Company’s Board of Directors also considers currency risk when establishing the Company’s dividend amounts per share.  Dividends have no impact on the Company’s determination of net income.  The Company has used a 10.0% variability factor to illustrate the sensitivity of movements in foreign currency exchange rates between Canada and the U.S. on other comprehensive income or loss and has assumed that dividends to share and participating preferred shareholders are funded equally from Canadian and U.S. sources.  Although, the historical exchange rate between Canada and the U.S. has generally fluctuated less than 5.0% annually, recent currency exchange rate fluctuations have been, on balance, more pronounced.  Accordingly, the following sensitivity analysis has been prepared using a 10.0% fluctuation factor in Canadian to U.S. foreign currency exchange rates which management contends is reasonably possible to occur.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31 2009
	Adverse movement in foreign currency exchange rates - 10.0%	Favourable movement in foreign currency exchange rates - 10.0%

Currency risk
Other comprehensive (loss) income	$(568)	$568

	December 31 2008
	Adverse movement in foreign currency exchange rates - 10.0%	Favourable movement in foreign currency exchange rates - 10.0%

Currency risk
Other comprehensive (loss) income	$(1,216)	$1,216

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from the Company’s interest bearing financial assets and liabilities.  The Company has various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are the Company’s long-term debt facilities.  Although, the Company’s debenture, a portion of the Company’s U.S. term loan and revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

A portion of the Company’s term loan, its two revolving credit facilities, and a portion of its IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  The Company is also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts results in either a decrease or increase in the Company’s funding obligation.  The Company is also subject to interest rate risk on its cash equivalents balance and other receivables.

The Company has entered into interest rate swaps as a condition of its U.S. long-term debt facility to fix a portion of its variable rate charge on advances and borrowings.  The policies and process for managing these risks are included above in the credit risk section.

The Company has used a 1.0% variability factor to illustrate the sensitivity of movements in interest rates and the resulting annualized impact on net income.  The Company deems this variability factor as reasonable in light of the current interest rate environment.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31 2009
	Adverse movement in interest rates - 1.0%	Favourable movement in interest rates - 1.0%

Interest rate risk
Net (loss) income	$(2,314)	$2,314

	December 31 2008
	Adverse movement in interest rates - 1.0%	Favourable movement in interest rates - 1.0%

Interest rate risk
Net (loss) income	$(3,346)	$3,346

The Company is also subject to other price risks, which includes the price incurred for the purchase of diesel fuel and pricing for recycled materials.  Diesel fuel price risk arises from the Company’s consumption of diesel fuel to service its collection customers, to operate its disposal facilities and to conduct all other ancillary operations necessary to run its business.  The Company is also subject to diesel fuel price risk from certain third party haulers disposing of waste at the Company’s disposal facilities.  Recycled materials pricing risk arises as a result of recycled materials collection and separation for sale in the open market.  The Company enters into diesel fuel commodity hedges to limit its exposure to diesel fuel price risk.  The Company also passes through the cost of rising diesel fuel costs to its end customers through fuel surcharges.  The Company’s use of diesel fuel commodity hedges has been more active in the current year.  Entering into more diesel fuel commodity hedges allows the Company to alleviate some variability in its customer invoicing and to mitigate the risk of fuel cost variability in its operations where rising fuel costs are difficult to recover and cannot be surcharged.  The Company enters into OCC commodity hedges from time to time.  At December 31, 2009, the Company is not a party to any OCC commodity hedge agreements.  The Company has entered into OCC commodity hedge agreements with a view to limiting its exposure to recycled materials pricing risk.  When hedges are not in place, the Company passes through the cost of earning lower revenues from the sale of recycled commodities in the open market to its customers.  With the significant fall in the price of commodities that was experienced in the last part of 2008, and which persisted in the early part of 2009, the Company has not entered into additional OCC hedge agreements.

As indicated, the Company looks to hedge or pass through both diesel fuel price and recycled material price risk.  Passing through price risk does not have significant impact on net income.  In addition, diesel fuel commodity hedges that are designated as hedges, assuming they remain effective, will also have no impact on net income but will impact other comprehensive income or loss (Note 23).  Diesel fuel commodity hedges that are not designated as hedges, are recorded at fair value with fair value changes recorded through net gain or loss on financial instruments on the Company’s consolidated statement of operations and comprehensive income.  Realized gains or losses on diesel fuel commodity hedges are recorded to operating expense.

Leverage, restrictive covenants and capital requirements

The ability of the Company to pay dividends or make other payments or advances is subject to applicable laws and contractual restrictions contained in the agreements governing its indebtedness.  The degree to which the Company is leveraged could have important consequences to shareholders including: the

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

ability of the Company to obtain additional financing for working capital, capital expenditures or acquisitions; a significant portion of the Company’s cash flow from operations may be dedicated to payment of principal and interest on its indebtedness, thereby reducing funds available for future operations; certain of the Company’s borrowings will be subject to variable rates of interest, which will expose the Company to the risk of increased interest rates; and the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

The ability of the Company to remain competitive and sustain its growth will require large amounts of cash.  Management expects to obtain this cash from operations and additional equity or debt financing.

If the Company undertakes acquisitions or expands its operations, its capital expenditures, including closure, post-closure and remediation expenditures, may increase.  The increase in expenditures may reduce working capital and could require the Company to finance working capital deficits.  In addition, if the Company is required to close a landfill sooner than it currently anticipates, or if it reduces its estimate of a landfill’s remaining useful life, it may be required to incur closure and post-closure costs earlier or accrue liabilities for them at a higher rate.

The cash needs of the Company may increase if expenditures for closure and post-closure monitoring increase above current estimated amounts for these obligations.  Expenditures for these costs may increase if any federal, provincial, state or local government regulatory action is taken to accelerate or otherwise increase such expenditures.  These factors, together with those discussed above, could substantially increase the operating costs of the Company and therefore impair its ability to invest in its existing or new facilities.

The Company may need to refinance its available long-term debt facilities and there can be no assurance that it will be able to do so or be able to do so on terms as favourable as those presently in place.  If the Company is unable to refinance its long-term debt, or is only able to refinance on less favourable, and or more restrictive terms, this may have a significant effect on the financial position of the Company, which may result in a reduction or suspension of dividends to common and participating preferred shareholders.  Dividends from BFI and IESI to the Company may be restricted if either BFI or IESI fails to maintain certain covenants under the Canadian revolving credit facility (as defined therein) or the U.S. term loan and revolving credit facility (as defined therein), respectively.  In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing facilities, which may indirectly limit or negatively impact the ability of the Company to pay cash dividends.

Foreign exchange exposure

For the year ended December 31, 2009, approximately 65% (2008 - 65%) of the Company’s revenues were derived from U.S. sources.  Dividends paid are denominated in Canadian dollars.  Any foreign currency hedge arrangements the Company enters into may not protect it against losses incurred as a result of a fluctuation in the exchange rate between the U.S. and Canada.  As a result, these fluctuations may have a significant impact on the Company’s financial results.

Risk management objectives

The Company’s financial risk management objective is to mitigate risk exposures to a level consistent with its risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose the Company to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  The Company’s use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Capital

The Company’s primary objectives, in its management of capital, are as follows: to ensure that there is sufficient liquidity to fulfill management’s objective of continuous improvement; to maintain continued access to capital, whether of long-term debt or equity; and to deliver value to its equity holders.

The Company’s treasury function is responsible for arranging and approving financing transactions, including but not limited to short and long-term debt facilities, letters of credit, revolving facilities, IRBs and equity financing.  In addition, the treasury function is responsible for ensuring that any financing results in the most favourable financing terms and conditions, after giving due consideration to current and expected economic conditions.  Financing transactions initiated by the Company’s treasury function require various levels of approval prior to execution, including senior management approval and up to and including approval from the Board of Directors.  Compliance with covenants pertaining to financing activities are monitored by the Company’s treasury function and reported to senior management, the Audit Committee, and various parties external to the Company.

The Company defines capital as shareholders’ equity and long-term debt and to satisfy its objective, the Company manages both shareholders’ equity and long-term debt including items that impact the availability of long-term debt (i.e. issued letters of credit).

The Company manages and adjusts its capital structure as economic and financial conditions change.  In an effort to maintain or adjust the capital structure, the Company may issue additional common or preferred shares, repurchase shares for cancellation under a normal course issuer bid, increase or decrease dividends paid to shareholders, or issue new or repay existing long-term debt.

The Company’s primary objective is to maintain a long-term debt to revenue less operating and selling, general and administration expense (“EBITDA”) ratio below 2.50 times.  Maintaining a lower long-term debt to EBITDA ratio generally results in the Company enjoying a higher credit rating and better access to long-term debt at a reasonable cost.  In calculating long-term debt to EBITDA, the Company excludes foreign currency fluctuations as cash from U.S. operations services the Company’s long-term debt facilities in the U.S. and cash from Canadian operations services the Canadian long-term debt facilities.  At December 31, 2009, the Company’s long-term debt to EBITDA ratio was as follows:

IESI-BFC Ltd. (formerly BFI Canada Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009 and 2008 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2009
	Canada (stated in Canadian dollars and U.S. GAAP)	U.S. (stated in U.S. dollars and U.S. GAAP)	Total

Long-term debt to EBITDA ratio
Long-term debt	$236,000	$429,500	$665,500
EBITDA	$135,087	$165,178	$300,265
Ratio			2.22

	December 31, 2008
	Canada (stated in Canadian dollars and U.S. GAAP)	U.S. (stated in U.S. dollars and U.S. GAAP)	Total

Long-term debt to EBITDA ratio
Long-term debt	$258,500	$662,500	$921,000
EBITDA	$134,243	$167,825	$302,068
Ratio			3.05

The Company’s long-term debt to EBITDA ratio at December 31, 2009 is within its tolerable range.  Raising share capital in the current year and applying the net proceeds to advances on the Company’s U.S. revolving credit facility brought the Company’s long-term debt to EBITDA ratio in line with its objective.  In addition, higher cash generated from operating activities and lower purchases of landfill assets, permitted the Company to allocate these monies to additional long-term debt repayment in both Canada and the U.S.

The Company is in compliance with all restrictions included in its long-term debt financing agreements.